Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

05006478

11 February 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 0 2005
WASH. D.C. 179

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
11 February 2005	Announcement to Australian Stock Exchange Half Year Results

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
MAR 2 2 2005
THOMSON FINANCIAL

dlw 3/21

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

11 February 2005

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2005
WASH, DC
179

Pages: One hundred and nine (109) pages

Dear Sir

Re: Stock Exchange Announcement
Half Year Results – December 2004

Lend Lease Corporation Limited today announces its half year results for the six months ended 31 December 2004.

Attached are the following documents:

- Stock Exchange and Media Announcement
- Preliminary Half Year Report (Appendix 4D)
- Half Year Consolidated Financial Report
  - Management Discussion and Analysis of Financial Condition and Results of Operations
  - Five Year Profile
  - Directors' Report
  - Consolidated Financial Report
  - Auditor's Independent Review Report
- Presentation to be made to the Media and Analysts

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE & MEDIA RELEASE **11 FEBRUARY 2005**

Lend Lease delivers strong growth in operating profit

– Result reinforces growth strategy –

Lend Lease Corporation Limited ("Lend Lease") today announced an operating profit after tax of A$167.1 million, excluding one-off items, for the six months to December 2004. This compares to after tax operating earnings of A$108.5 million for the six months to December 2003.

Reported net profit after tax for the period, after one-offs which included A$50.8 million costs for restructuring and the now lapsed General Property Trust ("GPT") merger, was A$128.5 million compared to A$188.2 million after tax for the six months to December 2003. The December 2003 result included a one-off profit of A$79.7 million after tax from the sale of the Company's interest in IBM Global Services Australia Limited.

Lend Lease generated strong operating earnings growth across its three core businesses, which generated profit after tax for the six months of A$167.5 million (A$113.6 million – December 2003).

Earnings per share, excluding one-off items, grew by 63% to 41.9 cents for the period.

In accordance with its dividend policy, the Company declared an interim dividend of 28 cents per share unfranked, to be paid on 8 March 2005. This compares to the 18 cents per share unfranked interim dividend for the December 2003 half year.

Lend Lease Group Managing Director and CEO, Greg Clarke, said the result highlighted the strength and depth of the Company's diversified operations.

"Our strategy is to focus on a portfolio of high quality businesses across the property value chain where Lend Lease has established market positions and a deep skill base," Mr Clarke said.

"This result underscores the emerging success of our strategy and the benefits of an earnings base that is diversified not only by type of business, but by sector and geography.

"Solid performance in each of our core businesses: Bovis Lend Lease; Integrated Development, and Real Estate Investments, contributed to the strong result," Mr Clarke said.

RESULTS OVERVIEW

The 54% increase in Group operating profit after tax and before one-off items compared to the December 2003 half year is due to:

An increase of A$22.5 million in Bovis Lend Lease profit after tax, with the Asia Pacific operations returning to profit.

- A 102% increase in the Integrated Development Business profit to A$49.4 million after tax, principally due to an increase in Europe profit after tax of A$26.2 million resulting from bid cost recoveries, and a 34% increase in profit after tax from Delfin Lend Lease.
- A 14% increase in profit from continuing Real Estate Investments operations to A$51.3 million after tax, largely due to increased income from Bluewater in the UK and King of Prussia in the US.
- A A$4.6 million reduction in net corporate costs after tax.

FINANCIAL HIGHLIGHTS

- The Company successfully implemented restructuring initiatives that will deliver approximately A$40 million after tax of the A$60 million after tax annualised savings and synergies identified under the proposal to merge with GPT. As that merger proposal lapsed, the remaining A$20 million savings were not possible. The savings achieved will begin to emerge in the second half of this financial year, with the full benefit emerging in FY 2006.
- One-off costs incurred for the GPT merger proposal were A$25.5 million after tax, and costs associated with implementing the annual A$40 million after tax savings were A$25.3 million after tax for the period.
- The net impact from sale of remaining US REI businesses was a A$12.2 million profit after tax.
- Cash at 31 December 2004 was A$1.2 billion.
- Debt at 31 December 2004 was A$828.8 million, and gearing was 14% (gross debt to total tangible assets).
- Interest coverage 9.9 times (target 6 times).

OUTLOOK

In operational and financial terms, Lend Lease is very well placed to deliver on its objectives over the short and long term.

"The Company's performance for the first half puts Lend Lease on track to achieve a full year operating profit around the top end of the current market consensus range, excluding one-off items and earnings from the discontinuing US REI businesses," Mr Clarke said.

"The result gives us even greater confidence that the business strategy, as we set out for the market over the past six months, is the right course for Lend Lease, irrespective of the eventual outcome of the current offer by Stockland for GPT.

"It remains our preference to pursue our future growth with GPT but, if that proves not to be possible, Lend Lease is clearly well positioned to chart its own course.

"We are very confident of our future," Mr Clarke said.

ENDS

Further information:

Roger Burrows	John Frey
Lend Lease Corporation	Cosway Australia
Tel: (02) 9236 6116	Tel: 0411 361 361

Attachment : Operating Highlights – Six Months to 31 December 2004

Stage one of the LWI is targeting 4,000 dwellings over the next three years. Bovis Lend Lease has been appointed the First Base Partnership's preferred construction partner.

The Retail Development business continued to progress well, with the Chapelfield, Norwich redevelopment moving to 70% leased and on schedule to open in September this year. Earlier this week Lend Lease announced that the Golden Square, Warrington redevelopment, with an end development value of approximately A$600 million, had become unconditional. Lend Lease has acquired a 50% interest in the centre. Lend Lease will manage the redevelopment; Bovis Lend Lease will undertake construction and Lend Lease Retail will provide asset and property management services to the owners.

The Company is evaluating a number of potential retail development schemes, with the Warrington model an exciting potential blueprint for many of them.

Real Estate Investments

Operating profit after tax from continuing operations in the division increased 14% to A$51.3 million for the period. The earnings increase was primarily due to a lift in income from Bluewater in the UK, King of Prussia in the US and the retail asset fund, Asia Pacific Investment Company.

Total Assets Under Management at December 2004 were A$19.9 billion (A$19.6 billion June 2004).

In Asia Pacific, while the major focus for the period was the proposed merger of Lend Lease and GPT, operating profit from REI increased 11% to A$16.1 million after tax. The wholesale funds management operations performed strongly, with three of the five wholesale funds managed by Lend Lease significantly outperforming their benchmarks for the 12 months to December 2004. This competitive performance saw the Australian Prime Property Fund raise over A$500 million in fresh equity, while the launch of the Real Estate Partners 2 Fund raised a further A$87 million.

In the UK, net operating income earned on Lend Lease's 30% interest in Bluewater rose 14% over the corresponding period, and the centre's valuation increased a further 12% to over £1.8 billion (A$4.4 billion). Earnings from asset and property management and the Company's interest in Generali Lend Lease more than doubled to A$3.1 million after tax.

ENDS

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Appendix 4D

Preliminary Half Year Report
for the period ended 31 December 2004
(previous corresponding period being
the period ended 31 December 2003)

Results for Announcement to the Market

Key Information

	December 2004 A$m	December 2003 A$m	% Change
Revenue from ordinary activities	4,331.8	5,167.5	-16.2%
Profit from ordinary activities after tax attributable to members	128.5	188.2	-31.7%
Net profit for the period attributable to members	128.5	188.2	-31.7%

Dividends

	Amount per security	Franked amount per security
Interim Dividend - Payable 8 March 2005	28 cents	Nil
Total amount per share	**28 cents**	**Nil**

The record date for determining entitlement to the interim dividend is 22 February 2005.

As future dividends are likely to be unfranked or partly franked, the Company has suspended the Share Election Plan (effective 1 September 2003). While Lend Lease is undertaking an on market share buyback, the Company has also suspended the Share Purchase Plan (effective 1 September 2003) and the Dividend Reinvestment Plan (effective 1 October 2003).

The remainder of the information requiring disclosure to comply with listing rule 4.2A.3 is contained in the attached December 2004 Management Discussion and Analysis, December 2004 Half Year Consolidated Financial Report and the additional information section below.

Additional Information

Net Tangible Assets

	December 2004	December 2003
Net Tangible Assets per security	$5.49	$5.25

Lend Lease

RESULTS

2004 Half Year Consolidated Financial Report
Final: 11 February 2005

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Contents

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

All figures in this announcement are expressed in Australian dollars unless otherwise specified.

The following discussion and analysis is based on the Group's Consolidated Financial Statements for the half year ended 31 December 2004 and should be read in conjunction with those Financial Statements.

Overview

Introduction

Lend Lease provides a broad range of real estate services to clients in three regions - Asia Pacific, Americas and Europe.

The principal activities are conducted through three divisions, Bovis Lend Lease, Integrated Development Businesses, and Real Estate Investments. Bovis Lend Lease provides construction, project management and design services across all regions. Integrated Development Businesses comprises Delfin Lend Lease, Senior Living and Lend Lease Development in Australia, Actus Lend Lease in America, and the Public Private Partnerships (PPP) and retail and urban communities businesses in Europe. Real Estate Investments' principal business is that of real estate investment management in Asia Pacific and Europe.

In management's opinion, no single factor determines the Group's financial condition or the profitability of its divisions. Lend Lease uses a range of performance measures for evaluating different businesses. In addition to profit, the key performance measures used to evaluate future profitability of the businesses are Backlog Gross Profit Margin (GPM) for Bovis Lend Lease, Backlog for Urban Communities, and Assets Under Management for Real Estate Investments. The following provides a summary of the Group's performance.

Segment Results Summary

The financial results for the period ended December 2004 are summarised below.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax[1,2]		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Bovis Lend Lease	**3,727.5**	**3,859.4**	**98.4**	**73.2**	**66.8**	**44.3**	**2,659.7**	**2,962.7**
Integrated Development Businesses	**366.5**	**374.0**	**76.3**	**35.9**	**49.4**	**24.4**	**1,410.5**	**1,348.6**
Real Estate Investments								
Continuing operations	114.4	101.0	77.6	65.1	51.3	44.9	1,271.1	1,309.7
Discontinuing operations[3]	43.8	634.2	27.6	28.8	18.8	15.6	376.9	508.2
Total Real Estate Investments	**158.2**	**735.2**	**105.2**	**93.9**	**70.1**	**60.5**	**1,648.0**	**1,817.9**
Total Operating	**4,252.2**	**4,968.6**	**279.9**	**203.0**	**186.3**	**129.2**	**5,718.2**	**6,129.2**
Non-Core Investments	**0.5**	**1.9**	**0.5**	**5.2**	**0.3**	**7.2**	**0.2**	**2.1**
Corporate								
Net corporate	13.2	12.8	(9.5)	(23.6)	(5.0)	(9.6)	250.0	250.1
Group amortisation								
Continuing operations			(22.2)	(24.7)	(22.2)	(24.7)		
Discontinuing operations[3]			(0.1)	(1.9)	(0.1)	(1.9)		
Group Treasury	26.5	26.9	6.1	6.4	7.8	8.3	811.7	669.3
Total Corporate	**39.7**	**39.7**	**(25.7)**	**(43.8)**	**(19.5)**	**(27.9)**	**1,061.7**	**919.4**
Total Group results before One-Off Items	**4,292.4**	**5,010.2**	**254.7**	**164.4**	**167.1**	**108.5**	**6,780.1**	**7,050.7**
One-off Items								
Cost saving implementation[4]			(37.7)		(25.3)			
General Property Trust merger costs[5]			(28.0)		(25.5)			
Net impact of exit from Real Estate Investments businesses[6]	39.4		20.9		12.2			
Profit on sale of IBMGSA		157.3		111.5		79.7		80.0
Total Group	**4,331.8**	**5,167.5**	**209.9**	**275.9**	**128.5**	**188.2**	**6,780.1**	**7,130.7**

1 Operating profit/(loss) after tax excludes the amount attributable to outside equity interests of $3.9 million (December 2003 $2.9 million).
2 The segment results of the operating businesses exclude financing costs (which are included in Group Treasury), amortisation charges, the profit on sale of the Group's investment in IBMGSA, cost saving implementation, General Property Trust merger costs and the net impact of exit from Real Estate Investments businesses.
3 Discontinuing operations include those businesses which have been sold or are in the process of being divested or wound down.
4 Cost saving implementation includes costs incurred up to December 2004. Further costs are expected to be incurred in the second half of the financial year.
5 General Property Trust merger costs include various adviser fees, legal, marketing, borrowing and printing costs. Further costs are expected to be incurred in the second half of the financial year.
6 Net impact of exit from Real Estate Investments businesses includes profit after tax on sale of Real Estate Investments businesses of $10.1 million.

Overview continued

Operating Profit After Tax

The Group's operating profit after tax (including one-off items) of $128.5 million for the half year ended December 2004 is a decrease of $59.7 million from the period ended December 2003. The December 2004 result included a loss after tax from one-off items of $38.6 million whereas December 2003 included profit after tax from the sale of IBMGSA of $79.7 million.

The Group's operating profit after tax before one-off items of $167.1 million is an increase of $58.6 million from the previous financial period. The increase in the result compared to December 2003, is due to:

- An increase of $22.5 million in Bovis Lend Lease profit after tax principally due to an improvement in the Asia Pacific result of $25.8 million;
- An increase in the Integrated Development Business result of $25.0 million principally due to an increase in Europe profit after tax of $26.2 million resulting from the timing of bid cost and bid cost recoveries on UK PFI Healthcare projects;
- An increase in the Real Estate Investments result of $9.6 million comprising an increase in continuing operations of $6.4 million largely due to increased income from Bluewater, King of Prussia, and APIC and an increase in discontinuing operations of $3.2 million;
- A reduction in the net corporate costs after tax of $4.6 million; and
- A reduction in amortisation of $4.3 million after tax.

These increases were offset by:

- A decline of $6.9 million profit after tax from Non-Core Investments.

Backlog GPM Summary

Backlog GPM represents the expected GPM to be earned for the balance of work to be completed under existing construction and facilities management contracts. Backlog GPM is a key measure for Bovis Lend Lease, Actus Lend Lease and the facilities management business associated with PPP contracts.

The following table provides a summary of New Work Secured GPM for the period ended December 2004 and the Backlog GPM as at that date.

	Opening Backlog GPM at June 2004 $m	Foreign Exchange Adjustment $m	New Work Secured GPM December 2004 $m	Backlog GPM Realised December 2004 $m	Closing Backlog GPM at December 2004 $m
Bovis Lend Lease	521.6	(35.6)	428.8	(242.4)	672.4
PPP (facilities management)	44.6	(2.1)	16.0	(1.8)	56.7
Actus Lend Lease	73.7	(9.1)	6.7	(7.5)	63.8
Total Secured Backlog GPM	**639.9**	**(46.8)**	**451.5**	**(251.7)**	**792.9**
Preferred bidder					343.0
Total Backlog					**1,135.9**

Note: A detailed analysis and explanation of Backlog is contained in the Bovis Lend Lease section of this report.

- Bovis Lend Lease Backlog increased by $150.8 million (28.9%) to $672.4 million. The increase was largely due to an increase in Bovis Lend Lease Europe of $134.4 million which included Leeds and Manchester Hospitals reaching financial close and the renewal of the BP Alliance agreement;
- Total Backlog including Actus Lend Lease projects, facilities management and Backlog for projects at preferred bidder stage increased 6.6% from $1,065.6 million at June 2004 to $1,135.9 million; and
- Total New Work Secured increased by $148.2 million to $451.5 million in the period ended December 2004 as compared to the period ended December 2003. During the period ended December 2004, Lend Lease reached financial close on the Leeds and Manchester Hospital projects and renewed the BP Alliance contract.

Overview continued

Urban Communities Backlog

Lend Lease is involved in the development of large-scale urban communities in the UK, the US and Australia. The number of lots under management is a key guide to future profitability and growth potential of the urban communities businesses. Lots/units under management is relevant for Delfin Lend Lease, Senior Living, Lend Lease Development, Actus Lend Lease and the urban communities business in the UK. The backlog for each business unit is summarised below:

	Number of Projects	December 2004 Backlog (No. of Lots/Units)	June 2004 Backlog (No. of Lots/Units)	Average Project Life Remaining (Years)
Delfin Lend Lease (Australia)	16	28,000	29,200	3 - 10
Lend Lease Development (Australia)	9	7,800	8,000	2 - 19
Senior Living[1]	7	600	600	1 - 5
Actus Lend Lease (Americas)[2]	6	24,600	24,400	50
Greenwich Peninsula (UK)	1	10,000	10,000	15 - 20
Total zoned lots under management	**39**	**71,000**	**72,200**	
Delfin Lend Lease unzoned	**3**	**21,800**	**21,800**	
Total zoned and unzoned	**42**	**92,800**	**94,000**	

1 Senior Living number of projects excludes uncommitted villages at existing Delfin Lend Lease projects.
2 Includes projects at preferred bidder stage.
3 June 2004 Backlog has been restated to include Senior Living.

The number of zoned lots under the control of Lend Lease's urban community business units decreased by 1,200 lots in the period ended December 2004. The decrease in Backlog reflects the sale of units from the portfolio of urban community projects.

Property Investments

As at December 2004 Lend Lease had $1.3 billion invested in property assets held directly or indirectly (excluding inventory held as part of Delfin Lend Lease and Lend Lease Development). The return on the direct and indirect property interests for the six-month period ended December 2004 was 5.1% before tax.

These interests include:

- A 30% direct interest in the Bluewater shopping centre in the UK plus a 1% indirect holding through the Lend Lease Retail Partnership;
- A 50% interest in the King of Prussia shopping centre in the US; and
- Co-investments held in property funds in Asia Pacific, Europe, the US and the Global Fund.

	Income[1] December 2004 $m	Book Value December 2004 $m
Bluewater	31.0	547.5
King of Prussia	12.4	194.3
Co-investments[2]		
Asia Pacific	5.9	153.4
Europe	4.2	164.0
North America	10.9	82.1
Global Fund		129.4
Total direct and indirect assets	**64.4**	**1,270.7**

1 Represents Lend Lease's gross income before tax from properties/investments.
2 Co-investments relate to investment in property funds currently or previously managed by Lend Lease in its divested Real Estate Investments businesses where Lend Lease invested its capital alongside other investors. Includes discontinuing co-investments (income $12.2 million, book value $262.3 million).

Assets Under Management (AUM) (Real Estate Investments Continuing Operations)

The Real Estate Investments businesses in Asia Pacific and Europe earn management fees from assets under management from both retail and wholesale funds.

The following table summarises assets under management of the continuing Real Estate Investments businesses:

	Australia A$b	Asia A$b	Europe A$b	December 2004 A$b	June 2004 A$b
AUM at end of financial period (excluding foreign currency impacts)	**13.1**	**0.9**	**6.4**	**20.4**	**19.7**
Exchange movement		(0.1)	(0.4)	(0.5)	(0.1)
AUM at end of financial period	**13.1**	**0.8**	**6.0**	**19.9**	**19.6**
Period movement in continuing AUM (excluding currency changes)	-	-	13.6%	4.1%	13.2%

Global AUM from continuing operations increased $0.3 billion (1.5%) to $19.9 billion.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Overview continued

Shareholder Returns (before one-off items)

		December 2004	December 2003
EBITDA[1]	$m	275.6	191.3
Earnings per share (EPS)[1] (including amortisation)	cents	41.9	25.7
Earnings per share (EPS)[1] (excluding amortisation)	cents	47.2	31.4
Return on Equity (ROE)[1] for the financial period (including amortisation)	%	5.9	3.8
Return on equity (ROE)[1] for the financial period[1] (excluding amortisation)	%	6.2	4.4

1 Definitions contained at the end of this document. EBITDA and ratios included in the table above are calculated with reference to operating profit after tax before one-off items.

- The EBITDA for the period ended December 2004 increased by $84.3 million primarily due to increased earnings from Bovis Lend Lease, Integrated Development Businesses, Real Estate Investments continuing operations and lower net corporate costs. These increases were partially offset by a reduction in non-core investment earnings.
- EPS (including amortisation) increased to 41.9 cents for the period ended December 2004 (up 63%) and the ROE (including amortisation) increased to 5.9% for the period ended December 2004.

Dividends

An interim unfranked dividend of 28 cents per share for the period ended December 2004 will be paid on 8 March 2005 (18 cents per share unfranked paid on 17 March 2004). The dividend payout ratio is 66.8% excluding one-off items (December 2003 67.9% excluding the profit from the sale of IBMGSA).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Bovis Lend Lease

The principal activity of Bovis Lend Lease is that of construction and project management. Bovis Lend Lease operates in three major regions: Asia Pacific, Americas, and Europe.

Key Financial Results

	Operating Revenue		Realised Gross Profit Margin		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m
Asia Pacific	761.9	759.4	54.8	17.8	11.8	(23.2)	7.8	(18.0)
Americas	1,922.0	2,183.4	84.8	102.2	33.0	43.6	19.6	25.8
Europe	1,043.6	916.6	102.8	115.1	53.6	52.8	39.4	36.5
Total Bovis Lend Lease	**3,727.5**	**3,859.4**	**242.4**	**235.1**	**98.4**	**73.2**	**66.8**	**44.3**

Revenue

Bovis Lend Lease enters into a variety of contract types including 'Fee Services' contracts (where only the fee is recorded as revenue) and 'Construction Services' contracts (where the full value of the project, including third party costs, is recorded as revenue). For this reason, recorded revenues do not provide an accurate measure of the volume of work undertaken and the ratio of operating profit to revenue is not considered a useful measure of profit margin.

Total revenue for the period ended December 2004 was $3,727.5 million a decrease of $131.9 million from $3,859.4 million for the period ended December 2003. The decrease was principally due to exchange rate movements. Revenues for Bovis Lend Lease have been translated at the average rate for the period whereas GPM has been adjusted to reflect the effective hedge rate.

Operating Profit After Tax

Bovis Lend Lease's operating profit after tax was $66.8 million for the period ended December 2004, a 50.8% increase on the period ended December 2003. Operating profit after tax for the period ended December 2004 has been negatively affected, relative to 31 December 2003, by foreign exchange movements of $4.7 million.

Asia Pacific

Operating profit after tax for the Asia Pacific business was $7.8 million for the period ended December 2004 compared to a loss of $18.0 million for the period ended December 2003. The 31 December 2003 result included a loss on residential projects, predominately in Canberra, of $37.4 million. These projects were fully provided in prior periods.

Realised Gross Profit Margin (GPM) increased from $17.8 million in the period ended December 2003 to $54.8 million in the period ended December 2004 *principally due to the project losses in the prior period discussed above.*

Americas

Operating profit after tax for the Americas decreased $6.2 million from $25.8 million in the period ended December 2003 to $19.6 million in the period ended December 2004. The decrease includes a negative impact of $2.7 million due to exchange rate movements. Realised GPM decreased $17.4 million to $84.8 million in the period ended December 2004 due to a decline in pharmaceutical markets workload, and the Time Warner and 731 Lexington projects in New York which generated significantly higher GPM in the period ended December 2003. The decrease in GPM is also due to a $12.0 million negative impact from exchange rates. Major new projects secured include the renewal of the BP Global Alliance agreement, the Zeckendorf residential project in New York and 340 E Randolph residential project in Chicago. The BP Alliance agreement has been renewed for a further five years until 2010 with the Bovis/BP partnership overseeing all aspects of design construction and maintenance management comprising approximately 10,000 sites in 14 countries across North America and Europe.

The Actus Lend Lease business, including the construction management income, is reported as part of the Integrated Development Businesses.

Europe

Operating profit after tax for the European business increased from $36.5 million in the period ended December 2003 to $39.4 million in the period ended December 2004, an increase of $2.9 million. This increase is net of $2.0 million decrease due to exchange rate movements. Realised GPM decreased $12.3 *million to $102.8 million in the period ended December 2004. This decrease includes a $5.1 million negative impact from exchange rates. Major new* projects secured in the period ended December 2004 included the BP Global Alliance agreement and the Leeds and Manchester PFI hospital projects which achieved financial close.

Profitability

The profitability ratio for the period ended December 2004 was 40.6% (December 2003 31.1%). The profitability ratio for the period ended December 2003 was impacted by the losses in the Asia Pacific region.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Bovis Lend Lease continued

New Work Secured and Backlog GPM

New Work Secured is the value of GPM procured in the financial period. Backlog GPM is the expected GPM to be realised in future financial periods from contracts committed at the end of the financial period. The following table provides a summary of New Work Secured for the period ended December 2004 and the Backlog GPM at that date, including projects at preferred bidder status.

	Opening Backlog GPM at June 2004 $m	Foreign Exchange Adjustment[1] $m	New Work Secured (GPM) to December 2004[2] $m	Backlog GPM Realised to December 2004 $m	Closing Backlog GPM at December 2004[2,3] $m
Asia Pacific	82.5		44.5	(54.8)	72.2
Americas	195.3	(24.0)	135.5	(84.8)	222.0
Europe	243.8	(11.6)	248.8	(102.8)	378.2
Total Bovis Lend Lease - operational projects	**521.6**	**(35.6)**	**428.8**	**(242.4)**	**672.4**
Projects in preferred bidder status (awarded)	95.1	(4.6)	(90.5)		
Total Bovis Lend Lease including projects in preferred bidder status	**616.7**	**(40.2)**	**338.3**	**(242.4)**	**672.4**

1 Exchange rate fluctuations from the prior year's effective hedge rate to the current year's rate are taken through the foreign exchange adjustment above.
2 The negative New Work Secured of $90.5 million reflects the transfer of GPM of projects at preferred bidder to projects in operational status, following project financial close.
3 Although closing Backlog is run off over several years, the effective hedge rate for the period ended December 2004 has been applied to the closing Backlog balance in its entirety as the exchange rates for later years are difficult to predict accurately. The Americas Backlog is US$139.9 million and the European Backlog is £151.3 million at December 2004.
4 The GPM from Actus Lend Lease and the facilities management GPM from the European Healthcare and other PPP projects are reported as part of Integrated Development Businesses.

The Bovis Lend Lease closing Backlog GPM was $672.4 million as at December 2004, an increase of 28.9% on the June 2004 balance of $521.6 million. The value of New Work Secured for the period ended December 2004 was $428.8 million, a 73.4% increase on the New Work Secured in the period ended December 2003 of $247.3 million. This was principally due to reaching financial close on Leeds and Manchester PFI contracts in the UK and the renewal of the BP Global Alliance agreement.

The Backlog GPM as at December 2004 is expected to emerge or be realised over future reporting periods as follows:

	Six months June 2005 %	Year Ending June 2006 %	Post June 2006 %	Total %
Asia Pacific	57	36	7	100
Americas	33	42	25	100
Europe	22	33	45	100
Total Bovis Lend Lease	**30**	**36**	**34**	**100**

As at December 2004, 30% of Bovis Lend Lease's Backlog GPM is projected to be realised as profit in the six months to June 2005. The proportion of Bovis Lend Lease secured Backlog GPM to be realised beyond an 18-month time frame increased from 26% as at December 2003 to 34% as at December 2004.

Realised Gross Profit Margin Analysis by Sector

Bovis Lend Lease's strategy is to reduce the volatility of its earnings by operating in a diverse range of industries and geographies. Bovis Lend Lease has also developed strong relationships with a number of key customers that provide Bovis Lend Lease with recurring income.

The following table details the GPM earned by sector for the period ended December 2004.

	December 2004 GPM (%)	December 2003 GPM (%)
Commercial/Office (includes PFIs)	37	35
Retail	8	18
Education	7	10
Healthcare (includes PFIs)	11	9
Residential	5	(11)
Mixed-use	2	6
Pharmaceutical	4	10
Communications	4	8
Industrial	3	3
Defence	1	
Transportation/Aviation	3	3
Infrastructure/Government	6	3
Hotel	1	1
Sport/Leisure Culture	2	(2)
Other	6	7
Total	**100**	**100**

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses

Key Financial Results

	Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax[3]		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Asia Pacific								
Delfin Lend Lease[1,2]	134.1	135.2	37.9	28.4	26.5	19.7	477.8	465.2
Lend Lease Development[1]	83.3	60.2	21.1	21.0	9.3	15.4	354.1	358.9
Senior Living[2]	19.7	1.4	3.1	1.0	2.2	0.7	116.4	105.5
Total Asia Pacific	**237.1**	**196.8**	**62.1**	**50.4**	**38.0**	**35.8**	**948.3**	**929.6**
Americas								
Actus Lend Lease	95.3	156.5	(4.1)	8.8	(1.8)	4.1	88.2	126.3
Other Projects	2.0		2.4	(1.8)	1.5	(1.0)	54.5	27.4
Total Americas	**97.3**	**156.5**	**(1.7)**	**7.0**	**(0.3)**	**3.1**	**142.7**	**153.7**
Europe								
Healthcare[4]	10.0	9.5	10.9	(17.4)	8.1	(11.8)		
Defence[4]			(1.8)	0.3	(1.2)	0.2		
Retail	1.0	4.5	0.4	(0.8)		(0.6)		
Other	21.1	6.7	6.4	(3.6)	4.8	(2.3)		
Total Europe	**32.1**	**20.7**	**15.9**	**(21.5)**	**11.7**	**(14.5)**	**319.5**	**265.3**
Total Integrated Development Businesses	**366.5**	**374.0**	**76.3**	**35.9**	**49.4**	**24.4**	**1,410.5**	**1,348.6**

1 The results for the period ended December 2003 have been adjusted to reflect the transfer of the Twin Waters projects from Delfin Lend Lease to Lend Lease Development. This reduced Delfin Lend Lease revenue by $36.9 million, operating profit before tax by $10.9 million and operating profit after tax by $7.6 million.
2 The results for the period ended December 2003 reflect Lend Lease's 50% holding in Retirement by Design, which was accounted for as an equity investment and has been transferred from Delfin Lend Lease to Senior Living. Lend Lease acquired a 100% interest in Retirement by Design effective 1 January 2004.
3 Operating profit/(loss) after tax is net of the amount attributable to outside equity interests.
4 The construction profit after tax and construction Backlog GPM associated with these business units are included in Bovis Lend Lease.

Asia Pacific

During the current financial period Lend Lease consolidated its Australian residential development businesses (Delfin Lend Lease, Lend Lease Development and Senior Living) under one management structure, operating as Lend Lease Communities. This consolidation will further leverage the skill sets and operational efficiency, while continuing to focus on the three key market segments, as described below.

Delfin Lend Lease

Delfin Lend Lease is focused on the development of large-scale urban communities within Australia. The emphasis is on sustainable social, environmental and economic solutions through planning, urban design and infrastructure provision. The developments are often carried out in partnership with a landowner and generally the payments for land are linked to the proceeds from the sale of land lots. This achieves a lower risk financial model as the development and resulting cash flows can be phased according to market conditions. This model ensures landowners' interests are aligned to those of Delfin Lend Lease in terms of risk and return.

The operating profit after tax for the period ended December 2004 was $26.5 million. This represents a 34% increase on the result for the period ended December 2003 of $19.7 million. The increase in profit after tax reflects a change in product mix as well as an increase in sales prices, particularly in South East Queensland. The increase in average sales prices enabled gross revenues to be maintained despite a decline in the number of settlements.

The following table provides a summary of Delfin Lend Lease projects:

	December 2004	December 2003
Number of projects	19	20
Number of residential lots settled during the financial period	1,563	2,131
Gross sales value of residential lots settled during the financial period[2]	$213.8m	$219.0m
Pre-sales (sold but not yet settled at the end of the financial period)[3]	$180.3m	$229.3m[1]

1 The December 2003 pre sales have been adjusted by removing two Twin Waters projects which were transferred to the Lend Lease Development business from 1 July 2004. Twin Waters project presales at December 2003 were $55.5 million.
2 Sales value reflects gross revenue from projects including gross revenue earned by joint venture projects.
3 Pre-sales represent contracts entered into prior to December 2004 which have not settled and therefore do not form part of operating profit in the financial period. These sales are expected to settle in future periods.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses continued

Asia Pacific continued

Delfin Lend Lease continued

The number of lots under management in Backlog for Delfin Lend Lease is set out below:

	As at December 2004	As at June 2004
Backlog (number of lots)[1]		
Zoned	28,000	29,200
Unzoned[2]	21,800	21,800
Total number of lots	**49,800**	**51,000**

1 Backlog includes the total number of lots in both Company owned and joint venture projects.
2 The number of unzoned Backlog lots is likely to vary with the completion of the community master plan and finalisation of zoning approval.

The portfolio of Delfin Lend Lease zoned projects by key regions is set out below:

Project	Region	Backlog Lots at 31 December 2004	Project Life Remaining
Projects Secured Zoned			
Nelson's Ridge	New South Wales	1,100	4 years
St Marys	New South Wales	5,350	14 years
Holroyd Gardens	New South Wales	50	2 years
Forest Lake	South-East Queensland	300	1 year
Springfield Lakes	South-East Queensland	9,650	10 years
Varsity Lakes	South-East Queensland	550	3 years
Waterford (Woodlands)	South-East Queensland	1,200	6 years
Forest Gardens	Far-North Queensland	650	7 years
Riverside Gardens	Far-North Queensland	450	2 years
Caroline Springs	Victoria	3,850	9 years
Edgewater	Victoria	800	3 years
Pakenham	Victoria	1,400	7 years
Craigieburn	Victoria	1,050	3 years
Mawson Lakes	South Australia	1,250	5 years
The Chase	*Northern Territory*	200	2 years
Fairway Waters	Northern Territory	150	2 years
		28,000	
Projects Unzoned			
Yarrabilba	South-East Queensland	16,000	
Tanglewood	South-East Queensland	1,800	
Calderwood	New South Wales	4,000	
Total Backlog		**49,800**	

Key highlights for Delfin Lend Lease for the six months are:

- **St Marys**
  The development agreement with Blacktown City Council was finalised and executed in November for the first stage. Construction for the first stage commenced in December 2004.

- **Lakeside at Pakenham - Town Centre**
  Commencement of construction of the town centre has occurred. The town centre will incorporate restaurants, services and a shopping centre site.

- **Caroline Springs Town Centre**
  Within the town precinct, a 6,700sqm shopping centre was completed and opened during the period. Sales within the town centre include more than eight hectares to the Department of Education and Training for Schools as well as a police station and a veterinary hospital.

- **The Quay at Varsity Cove**
  The Quay is the first built product development undertaken at Varsity Lakes. The first stage of this medium density development has been completed with all units sold. The second stage has reached 50% completion.

- ***Mawson Lakes Town Centre***
  The town centre at the Mawson Lakes Community project in Adelaide, a joint venture with the Government of South Australia, is fully leased.

Integrated Development Businesses continued

Asia Pacific continued

Lend Lease Development

Lend Lease Development is principally focused on the development of large-scale integrated mixed-use residential projects, with an emphasis on built-form products.

Lend Lease Development is currently involved in nine residential projects - four in Sydney, one in Melbourne and four in South-East Queensland. In Sydney, Jacksons Landing, Olympic Village/Newington and Rouse Hill are predominantly residential developments but include some commercial, industrial and retail precincts. A further Sydney project, St Patricks at Manly, is a smaller premium residential project. The development at Victoria Harbour in Melbourne is a waterfront regeneration project and will include residential, commercial and retail precincts. In South-East Queensland, both Twin Waters Resort and Hyatt Coolum Resort are premium residential projects. The Twin Waters Community project was awarded the "World's Best Address" by the International Real Estate Federation in May 2004. The Surfers Paradise project includes mixed-use residential, retail and entertainment components to be developed during the next ten years.

During the financial period Lend Lease Development commenced construction at Hyatt Coolum, Twin Waters Resort and Dock 5 at Victoria Harbour. Lend Lease Development is also providing development management services to General Property Trust (GPT) for the completion of Darling Park Stage III.

Operating profit after tax decreased by $6.1 million from $15.4 million in the period ended December 2003 to $9.3 million for the period ended December 2004. Australia contributed $13.4 million profit after tax compared to $14.4 million in the prior period which reflects lower sales activity principally in relation to Sydney based projects.

Asia recorded a loss after tax of $4.1 million compared to a profit after tax of $1.0 million in the prior period. The current period loss is due to a prior period tax adjustment relating to a previously completed project.

The following table provides a summary of the Lend Lease Development urban residential projects.

	December 2004	December 2003[4]
Number of projects	9	9
Number of residential lots/exchanged during the period[1]	116	202
Gross value from residential lots/dwellings sold[2]	$87.3m	$161.3m
Pre-sales on committed projects (revenue not brought to account)[3]	$55.1m	$133.9m

1 Number of residential lots exchanged during the period will only contribute to sales revenue if the project is more than 50% complete.
2 Sales value reflects gross sales from projects including sales from joint venture projects. These projects are equity accounted in the Lend Lease consolidated results.
3 Pre-sales represent contracts entered into prior to December 2004. These sales do not form part of operating profit in the current period, as the projects are not yet 50% complete.
4 Prior year numbers have been restated for the inclusion of two Twin Waters projects transferred from Delfin Lend Lease effective 1 July 2004.

Backlog (number of lots/dwellings) as at December 2004 was approximately 7,800. The portfolio is set out below:

Project	Region	Backlog (no of lots/dwellings)	Project Life Remaining
Olympic Village/Newington	New South Wales	460	3 years
Jacksons Landing	New South Wales	540	4 years
St Patricks	New South Wales	100	5 years
Rouse Hill	New South Wales	1,500	9 years
Victoria Harbour	Victoria	2,200	19 years
Hyatt Coolum	South-East Queensland	550	7 years
Twin Waters Resort	South-East Queensland	380	7 years
Twin Waters Community	South-East Queensland	70	2 years
Surfers Paradise	South-East Queensland	2,000	10 years
Total		**7,800**	

Key highlights for Lend Lease Development for the six months are:

- **Rouse Hill**
  The master plan was granted consent by the Baulkham Hills Shire Council in March 2004. The Development Application for the Town Centre was lodged in early 2005. The first stage residential product is forecast to be released mid 2005.

- **Twin Waters Resort**
  Lend Lease Development, in joint venture with GPT, acquired the Twin Waters Resort and surrounding land on 31 October 2003 for $43.0 million gross. Lend Lease Development owns 51% and GPT 49% of the joint venture. The first stage residential development was launched in July 2004 comprising 53 dwellings.

- **Hyatt Coolum**
  Lend Lease Development acquired the Hyatt Regency Coolum and surrounding land for $31.1 million on 22 September 2003. The first precinct, Visage, was released to the market in July 2004 and construction has commenced. The overall project is expected to deliver 550 lots/dwellings over seven years.

- **Victoria Harbour (Dock 5)**
  Construction for the first premium residential development (Dock 5) comprising 148 dwellings commenced in October 2004. Construction is on programme to be completed in 2007.

Integrated Development Businesses continued

Asia Pacific continued

Senior Living (Retirement by Design)

Retirement By Design provides an established platform for growth in the emerging senior living sector. Retirement By Design has been operating for over 20 years and currently manages approximately 1,900 retirement units across 12 villages and is focused on independent living units, serviced apartments and active adult developments. Retirement By Design derives its earnings from development returns on the sale of new units as well as management fees on current units in its villages. Management fees are accrued but generally payment is deferred until residents sell their unit (deferred management fees). Retirement By Design is not responsible for the provision of healthcare.

A Backlog of around 200 units is available for expansion within the current villages. In addition, opportunities have been identified for approximately 400 dwellings in proposed new retirement villages in several Delfin Lend Lease projects (e.g. Pakenham, Nelsons Ridge and Caroline Springs).

Profit after tax for the six months ended December 2004 was $2.2 million. The profit after tax for the period ended December 2003 was $0.7 million, as Delfin Lend Lease equity accounted for its 50% interest during the period.

Village	Location	Current Units	Backlog Units[1]
Abervale	Geelong, Vic	237	
Fiddlers Green	Melbourne, Vic	229	
Forest Hills	Melbourne, Vic	157	3
Highvale	Melbourne, Vic	187	3
Peppertree Hill	Melbourne, Vic	210	
Burwood Terrace[2]	Melbourne, Vic	97	8
Glenaeon	Sydney, NSW	255	15
Pittwater	Sydney, NSW	86	
Lutanda Manor[3]	Sydney, NSW	135	
The Terraces	Brisbane, QLD	31	88
Keperra	Brisbane, QLD	238	32
Trinity Green	Adelaide, SA	13	75
Delfin Lend Lease existing projects[4]	Various	n/a	376
Total		**1,875**	**600**

1 Backlog units represent potential units on existing sites.
2 Burwood Terrace is a 50% joint venture.
3 Lutanda Manor is not owned by Retirement By Design but managed under a management agreement.
4 Includes Pakenham, Caroline Springs and Nelsons Ridge.

Americas

Overview of Businesses

In the US, Integrated Development Business is conducted primarily through Actus Lend Lease. In addition, the US business has two development projects namely Piers in San Francisco and an interest in Gotham 80/20 Housing Project in New York.

Actus Lend Lease

The business involves major privatisation and other construction services for the military. The primary focus of Actus Lend Lease is the privatised military housing programme for all branches of the US military.

The operating loss after tax and minority interest of $1.8 million in the period ended December 2004 represents a $5.9 million decrease from the $4.1 million operating profit after tax in the period ended 31 December 2003. This is primarily attributable to the development fee recognised on Fort Campbell in the period ended December 2003. Actus expects to reach financial close on three projects currently at preferred bidder status in the second half of the financial year.

New Work Secured (NWS) and Backlog GPM

	Opening Backlog at June 2004 $m	Foreign Exchange Adjustment $m	New Work Secured GPM to December 2004 $m	Realised GPM to December 2004 $m	Closing Backlog GPM at December 2004 $m
Projects in operational status (secured)[1]	73.7	(9.1)	6.7	(7.5)	63.8
Projects in preferred bidder status (awarded)[1]	315.1	(38.9)	66.8		343.0
Total Backlog	**388.8**	**(48.0)**	**73.5**	**(7.5)**	**406.8**

1 Backlog GPM disclosed includes only a ten-year Backlog from facilities management even though the contracts run for longer periods of up to 50 years.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Integrated Development Businesses continued

Americas continued

Overview of Businesses continued

Actus Lend Lease continued

New Work Secured (NWS) and Backlog GPM continued

The Backlog GPM as at December 2004 is expected to emerge or be realised over future reporting periods as follows:

	Six months June 2005 %	Year Ending June 2006 %	Post June 2006 %	Total %
Projects in operational status (secured)	23	22	55	100
Projects in preferred bidder status (awarded)	17	12	71	100
Total Backlog	**18**	**13**	**69**	**100**

Privatisation Projects

The status of Actus Lend Lease projects as at December 2004 is set out below:

Base	Status	Estimated Number of Units	Estimated Capital Spend[1] $m	Contract Length	Contract End Date
Fort Hood, Texas	Operational	5,900	346	50 years	2051
Beaufort Military Complex, South Carolina	Operational	1,700	175	50 years	2053
Fort Campbell, Kentucky	Operational	4,300	303	50 years	2054
Army RCI, Hawaii	Preferred bidder	7,900	3,016	50 years	2055
Hickam AFB, Hawaii	Preferred bidder	1,300	381	50 years	2055
Fort Drum, New York	Preferred bidder	3,500	365	50 years	2055
Total		**24,600**	**4,586**		

1 Over the initial development period of the project.

Major projects at preferred bidder status:

- **Army RCI, Hawaii**
  Actus Lend Lease was selected as the preferred bidder on the Army RCI Hawaii project in August 2003. The project is expected to reach financial close in the 2005 financial year. The Army RCI Hawaii project includes the building and renovation of 7,900 homes with an expenditure of approximately US$1.9 billion (A$3.0 billion) over the ten-year initial development period.
- **Hickam AFB**
  Actus Lend Lease was selected as the preferred bidder on the Hickam AFB project in October 2003. The project is expected to reach financial close in the 2005 financial year. The Hickam AFB project includes the building and renovation of 1,300 homes with an expenditure of approximately US$240.0 million (A$381.0 million) over the first six-year initial development period.
- **Fort Drum**
  Actus Lend Lease was selected as the preferred bidder on the Fort Drum project in December 2003. The project is expected to reach financial close in the 2005 financial year. The Fort Drum project includes the building and renovation of 3,500 homes with an expenditure of approximately US$230.0 million (A$365.1 million) over the first five years.
- **Marine Corps Installations**
  Actus Lend Lease was selected as the preferred bidder at three Marine Corps installations in January 2005. The project includes Camp Lejeune, Jacksonville, North Carolina, Marine Corps Air Station Cherry Point, Havelock, North Carolina and Stewart Terrace in Newburgh, New York. The project is expected to reach financial close in the 2006 financial year and includes the building and renovation of 3,400 homes with an expenditure of approximately US$300.0 million (A$476.2 million) over the first five years. This project has not been included in Backlog at December 2004.

Piers Development Project, San Francisco

Lend Lease has a 54.95% interest in the San Francisco Cruise Terminal joint venture. Construction of the condominium portion of the mixed-used development is on schedule. Sale of the condominiums is expected to commence at the end of the 2005 calendar year.

Integrated Development Businesses continued

Europe

Overview of Businesses

The Integrated Development Businesses in Europe include Public Private Partnership (PPP) projects in the healthcare and defence sectors, as well as retail development and urban community projects.

The operating result after tax for the European region improved from an after tax loss of $14.5 million in the period ended December 2003 to a profit after tax of $11.7 million in the period ended December 2004. The current period result includes the recovery of bid costs realised on reaching the financial close of Manchester ($9.9 million after tax) and Leeds ($6.5 million after tax) PFI hospitals.

The Integrated Development Businesses result includes net PPP bid costs, facilities management GPM, return on equity contributions and return on loan stock from PFIs. The Integrated Development Businesses result does not include the construction GPM contribution, which is reported as part of Bovis Lend Lease.

The increase in total assets of $54.2 million from $265.3 million in the year ended June 2004 to $319.5 million in the period ended December 2004 is primarily due to the Chapelfield, Norwich development.

New Work Secured (NWS) and Backlog GPM

	Opening Backlog at June 2004 $m	Foreign Exchange Adjustment $m	New Work Secured (GPM) to December 2004[2] $m	Realised GPM to December 2004 $m	Closing Backlog GPM at December 2004 $m
Projects in operational status (secured)[1]	44.6	(2.1)	16.0	(1.8)	56.7
Projects in preferred bidder status (awarded)[1]	15.5	(0.8)	(14.7)		
Total Backlog	**60.1**	**(2.9)**	**1.3**	**(1.8)**	**56.7**

1 Backlog GPM disclosed includes only a ten-year Backlog from facilities management even though the contracts run for longer periods of up to 35 years.
2 The negative $14.7 million New Work Secured reflects the transfer of projects at preferred bidder to projects in operational status, following project financial close.

Healthcare

Lend Lease is active in the UK healthcare sector as a member of consortia bidding for hospital projects under the UK Government Private Finance Initiative (PFI). These projects are secured in partnership with a finance provider and other subcontractors. If successful, the consortium is awarded a concession (typically 30-35 years) to finance, design, construct and operate the hospital facilities. These responsibilities are contracted to a project company in which all members of the consortium invest.

Typically, Lend Lease has a 50% shareholding in these project companies with the balance of shares held by a finance provider and other subcontractors. Lend Lease will enter into subcontracts with the project company to design and construct the facilities, and to provide certain facilities management services for the operational period of the concession.

Revenue and expenses to Lend Lease include construction revenue and GPM (reported in Bovis Lend Lease) facilities management revenue and GPM, bid costs, equity returns, and loan stock interest (all reported in Integrated Development Businesses).

During the financial period, two projects reached financial close - Leeds and Manchester hospitals, with aggregate construction revenue of $1,359.3 million.

Defence

The Defence sector is principally involved in the provision of services in the UK for Defence Estates, the property arm of the Ministry of Defence. The service provision varies between contracts but primarily the work is performed under PRIME contracts in joint venture arrangements. Lend Lease, as part of the joint venture, takes on the construction contract while the other joint venture partner takes on the compliance and core services (i.e. facilities management) contracts. In line with more conventional construction projects, under PRIME contracts Lend Lease is the single point of responsibility for the management and delivery of the construction portion of the contract, including coordinating and integrating the activities of the complete supply chain. Under PRIME contracting, the contractor does not provide any financing or equity to the contract.

Currently Lend Lease is performing two PRIME contracts for Defence Estates, both of which are in joint venture under the name of Debut Services with Babcock International Group plc. The first contract is the Single Living Accommodation Modernisation (SLAM) project, which is a $1.1 billion construction project over 5 years and maintenance over 7 years of 9,000 ensuite accommodation units for the three divisions of the British armed forces. Defence Estates has an option to extend the contract by a further five years, subject to satisfactory performance and the achievement of cost and time requirements. The project was originally awarded in December 2002 and has been performing well with 11 sites (1,189 bed spaces) now handed over, with a further 20 on site. Construction turnover from July to December 2004 was $128.4 million.

A second PRIME contract was awarded to Debut Services in March 2004: the Regional PRIME Contract South West. The contract with total construction revenue of $0.5 billion includes a wide range of activities from the construction of jetties to dredging channels and a variety of multi-site construction projects for the tri-services in the South West of England. The project is now well established, operating on 12 sites around the region with a construction turnover in the six months to December 2004 of $5.4 million.

Debut Services (Central) Limited, another joint venture between Lend Lease and Babcock International Group plc, is currently bidding for the Central PRIME contract which is similar in size and scope to South West PRIME.

As Lend Lease works under a joint venture arrangement, the facilities management revenue is earned by the joint venture partners and is thus not reflected in the accounts. All bid costs are reported under Integrated Development Businesses whilst project revenue and expenses are reported within Bovis Lend Lease.

Integrated Development Businesses continued

Europe continued

Public Private Partnership (PPP) Project Summary

The status of current PPP projects as at December 2004 was:

	Construction Revenue $m[1]	Facilities Management Revenue Backlog $m[2]	Committed Equity $m[3]	Current Status	End Date
Healthcare					
Calderdale Hospital (UK)	217.3[4]	73.3	2.5	Operational	2031
Worcester Hospital (UK)	208.0[4]	115.5	4.0	Operational	2031
Hexham Hospital (UK)	69.5[4]	21.3	1.5	Operational	2033
Burnley Hospital (UK)	67.8	13.8	2.0	Under construction	2033
Brescia Hospital (Italy)	37.5		3.9	Under construction	2021
Roehampton Hospital (UK)	129.0	24.5	4.3	Under construction	2034
Havering (Romford) Hospital (UK)	495.3	34.8	17.5	Under construction	2040
Manchester Hospital (UK)	927.3	98.8	27.5	Under construction	2042
Leeds Hospital (UK)	432.0	116.0	28.3	Under construction	2037
Defence					
SLAM (UK)[5]	1,138.0			Under construction	2009
South West Regional PRIME (UK)	475.0			Under construction	2011
Education					
Newcastle Schools (UK)	121.0	40.0	4.5	Operational	2029
Lincoln Schools (UK)	44.0	14.8	3.3	Operational	2032
Lilian Baylis School (UK)	32.8	12.0	2.0	Operational	2029
Cork Maritime College (Ireland)	74.8	22.5	5.5	Under construction	2029
Accommodation					
Treasury 1 (UK)	285.0[4]	74.0	9.5	Operational	2037
Treasury 2 (UK)	358.3	63.5	8.3	Operational	2037
	5,112.6	**724.8**	**124.6**		

1 The construction profit after tax and Backlog GPM associated with these projects are included in Bovis Lend Lease.
2 Facilities management Revenue Backlog disclosed is only for ten years on an indexed basis. All PFI contracts run for 25-35 years.
3 Committed equity refers to loan stock and equity contributions that have been paid or in which Lend Lease has a future commitment to invest.
4 The construction phase of these projects has been completed.
5 The Single Living Accommodation Modernisation (SLAM) project has no predetermined end date. It is however expected to run off over five more years.

Retail

There are currently two retail development projects in progress: Chapelfield, Norwich and Golden Square, Warrington. The Chapelfield, Norwich project is conditionally forward sold to Capital Shopping Centres and is expected to be completed in the second half of calendar year 2005. The carrying value of inventory at December 2004 was $380.8 million (June 2004 $316.4 million).

On 28 May 2004, Lend Lease announced that it had signed a conditional agreement with Performance Shopping Centre Partnership to co-invest in and manage the redevelopment of the Golden Square Centre, Warrington. Under the agreement Lend Lease will purchase 50% of the centre and manage the 30,700 sqm redevelopment and extension. Lend Lease will provide initial equity of around $50.0 million, followed by further equity of up to $80.0 million during the period of construction.

Other (Urban Communities)

The European business is currently pursuing a number of urban community opportunities in the UK. The key project secured to date is Greenwich Peninsula.

The Greenwich Peninsula project (undertaken in a joint venture with Quintain Estates and Development plc and English Partnerships) involves development of 10,000 housing units on 147 acres of land on the Greenwich Peninsula. Successful completion of all commercial contracts and planning negotiation was achieved on 18 June 2004. Profit is expected to emerge from the year ended 30 June 2006. The carrying value of the project at December 2004 was $28.7 million.

Real Estate Investments

Continuing Operations

Key Financial Results

The key financial results of the continuing operations are shown in the following table.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Australia	51.4	46.6	19.9	17.7	11.0	14.0	169.6	165.8
Asia	5.5	5.9	6.0	1.6	5.1	0.5	84.4	105.4
Europe	45.1	38.2	37.9	33.1	27.1	23.0	728.5	769.5
North America	12.4	10.3	13.8	12.7	8.1	7.4	288.6	269.0
Total continuing operations	**114.4**	**101.0**	**77.6**	**65.1**	**51.3**	**44.9**	**1,271.1**	**1,309.7**

Profit After Tax

Operating profit after tax from continuing operations increased $6.4 million (14.3%) to $51.3 million in the period ended December 2004 compared to $44.9 million in the period ended December 2003. The increase in profit was mainly due to increased investment income from Bluewater in the UK, King of Prussia in North America and APIC in Asia.

Assets Under Management (AUM)

	Australia A$b	Asia US$b	Europe £b	Total December 2004 A$b	Total June 2004 A$b
AUM at beginning of financial period[1]	**13.1**	**0.6**	**2.2**	**19.6**	**17.4**
Additions	0.8			0.8	1.9
Reductions	(1.3)	(0.1)		(1.4)	(0.7)
Net revaluations	0.5	0.1	0.3	1.4	1.1
Exchange movement[2]				(0.5)	(0.1)
AUM at end of financial period	**13.1**	**0.6**	**2.5**	**19.9**	**19.6**
Period movement in AUM	-	-	13.6%	1.5%	12.6%

1 AUM represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.
2 Exchange movement arising from translating AUM in local currency between June 2004 and December 2004.

AUM for continuing operations increased $0.3 billion (1.5%) to $19.9 billion as at December 2004 compared to $19.6 billion as at June 2004.

Australia

The Real Estate Investments Australia business is conducted through two business units:

- Investment Management - which includes the management of General Property Trust (GPT) and the Australian Prime Property Fund (APPF); and
- Retail Property Management - which manages a number of Australian retail centres on behalf of investors such as GPT, APPF and external owners.

Analysis of Results

	December 2004 $m	December 2003 $m
Net operating income	17.5	15.0
Investment income	2.0	2.0
Equity accounted profits	0.4	0.7
Profit before tax	**19.9**	**17.7**
Income tax expense	(8.9)	(3.7)
Profit after tax	**11.0**	**14.0**

Profit After Tax

Profit before tax from continuing operations increased $2.2 million to $19.9 million for the period ended December 2004 compared to $17.7 million for December 2003. The movement is principally due to increased fee income from growth in AUM. The profit after tax includes a tax adjustment in respect of prior periods.

Real Estate Investments

Continuing Operations

Australia continued

Assets Under Management (AUM)

	AUM at June 2004 $b	Additions $b	Reductions $b	Net Revaluations $b	AUM at December 2004 $b
GPT (including Darling Park Trust)	8.0	0.6		0.5	9.1
Australian Prime Property Fund	2.5	0.1			2.6
Real Estate Securities	2.6		(1.3)		1.3
Real Estate Partnerships		0.1			0.1
Total AUM	**13.1**	**0.8**	**(1.3)**	**0.5**	**13.1**
Period movement in AUM					-

AUM from continuing operations as at December 2004 of $13.1 billion is unchanged from June 2004. Movements during the period included a reduction of $1.3 billion due to the sale of 50% of the Real Estate Securities (RES) businesses. On 1 October 2004 Lend Lease entered into a joint venture agreement with the RES management team (Resolution Capital Limited). Resolution Capital Limited manages the RES fund and Lend Lease is entitled to 50% of the profits of the joint venture company. Net revaluations of $0.5 billion reflect the revaluation of GPT assets as at December 2004.

Asia

Continuing operations for Asia include the management of Asia Pacific Investment Company (APIC), Asia Pacific Investment Company No 2 (APIC II) and property management services provided to APIC II for its retail assets.

Analysis of Results

	December 2004 $m	December 2003 $m
Net operating income	2.8	2.9
Investment income	3.2	(1.3)
Profit/(loss) before tax	**6.0**	**1.6**
Income tax (expense)/benefit	(0.9)	(1.1)
Profit/(loss) after tax	**5.1**	**0.5**

Profit After Tax

Profit after tax increased $4.6 million to $5.1 million in the period ended December 2004, compared to profit after tax of $0.5 million in the period ended December 2003. The increase was largely due to a provision reversal of $1.8 million in respect of the APIC co-investment. The period ended December 2003 included an increased provision against the APIC co-investment.

Assets Under Management (AUM)

	AUM at June 2004 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2004 US$b
APIC	0.2		(0.1)		0.1
APIC II	0.4			0.1	0.5
Total AUM	**0.6**	**-**	**(0.1)**	**0.1**	**0.6**
Period movement in AUM					0.0%

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Real Estate Investments

Continuing Operations continued

Europe
Lend Lease continues to operate its retail asset and property management businesses, hold investments in retail property funds and assets and in certain joint venture arrangements, including:

- The asset management of Bluewater, Overgate and Touchwood (including Lend Lease's 30% direct ownership in Bluewater);
- The management of the Lend Lease Retail Partnership (LLRP) and the Lend Lease Overgate Partnership (LLOP);
- The property management of UK retail shopping centres;
- Expansion of Golden Square, Warrington; and
- Investment in Generali Lend Lease.

Analysis of Results

	December 2004 £m	December 2004 A$m	December 2003 £m	December 2003 A$m
Net operating income	1.0	2.7	1.0	2.8
Investment income	13.7	33.8	11.7	28.4
Equity accounted profit	0.5	1.4	(0.2)	(0.5)
Profit before tax (before FX hedge)	**15.2**	**37.9**	**12.5**	**30.7**
Gain on FX hedge				2.4
Profit before tax (after FX hedge)	**15.2**	**37.9**	**12.5**	**33.1**
Income tax expense	(4.3)	(10.8)	(3.8)	(10.1)
Profit after tax	**10.9**	**27.1**	**8.7**	**23.0**

Profit After Tax
Profit after tax increased £2.2 million to £10.9 million in the period ended December 2004 compared to £8.7 million in the period ended December 2003. The key movements are explained below.

Investment Income

	December 2004 £m	December 2004 A$m	December 2003 £m	December 2003 A$m
Bluewater, Kent	12.5	31.0	10.4	25.3
Lend Lease Retail Partnership	0.6	1.3	0.6	1.5
Lend Lease Overgate Partnership	1.0	2.3	1.0	2.4
Investment expense	(0.4)	(0.8)	(0.3)	(0.8)
Total investment income	**13.7**	**33.8**	**11.7**	**28.4**

Bluewater investment income of £12.5 million relates to the Net Operating Income (NOI) of Bluewater derived from Lend Lease's 30% direct interest (December 2003 30%). The increased NOI is due to the improved performance of the centre and impact of rent reviews.

Lend Lease Retail Partnership investment income of £0.6 million relates to Lend Lease's 3.95% (December 2003 4.95%) interest in the Lend Lease Retail Partnership, which owns 25% of Bluewater and 100% of Touchwood. The income has remained constant, despite the decrease in percentage of ownership, as a result of the improved return from Bluewater and performance of Touchwood.

Lend Lease Overgate Partnership investment income of £1.0 million relates to Lend Lease's 30.7% interest in the Lend Lease Overgate Partnership which owns Overgate, Dundee.

Equity Accounted Profit
Equity accounted profits of £0.5 million relate to Lend Lease's effective 49.5% interest in Generali Lend Lease, a joint venture with the Assicurazioni Generali S.P.A. group.

Real Estate Investments continued

Continuing Operations continued

Europe continued

Assets Under Management (AUM)

	AUM at June 2004 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at December 2004 £b
Investment Management – Equity					
Bluewater[1]	1.6			0.2	1.8
Overgate, Dundee[2]	0.1			0.1	0.2
Touchwood, Solihull[3]	0.2				0.2
Generali Lend Lease[4]	0.3				0.3
Total AUM	**2.2**	**-**	**-**	**0.3**	**2.5**
Period movement in AUM					13.6%

1 Represents 100% including Lend Lease's 30% direct interest in Bluewater plus Lend Lease's 1% indirect interest in Bluewater via the Lend Lease Retail Partnership.
2 Includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership.
3 Includes Lend Lease's 3.95% indirect interest in the Touchwood, Solihull retail centre via the Lend Lease Retail Partnership.
4 Includes Lend Lease's proportional share of AUM from Generali Lend Lease.

AUM from continuing operations increased £0.3 billion (13.6%) to £2.5 billion for the period ended December 2004, compared to £2.2 billion at June 2004 due to the revaluation increases from Bluewater and Overgate Shopping Centres.

North America

In May 2003 Lend Lease announced its intention to exit or sell its US Real Estate Investments businesses, with the exception of its investment in the King of Prussia shopping centre.

Analysis of Results

	Operating Profit Before Tax[1]		Operating Profit After Tax	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m
Investment income – King of Prussia	**13.8**	**12.7**	**8.1**	**7.4**

1 December 2004 investment income from King of Prussia includes foreign exchange gain of $2.0 million before tax allocated as part of segment results. The income is also net of a management fee expense of $0.6 million.

Profit After Tax

The King of Prussia operating profit after tax increased from $7.4 million in the period ended December 2003 to $8.1 million in the period ended December 2004 due to the improved performance of the centre.

Discontinuing Operations

Analysis of Results

The financial results of the discontinuing operations are shown in the following table:

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
North America	39.5	621.6	26.3	32.3	17.6	19.3	195.4	316.6
Australia		1.0		0.3		0.3		
Asia	3.3	1.0	0.7	(5.1)	0.6	(5.3)	32.3	27.9
Europe	1.0	10.6	0.6	1.3	0.6	1.3	149.2	163.7
Total discontinuing operations	**43.8**	**634.2**	**27.6**	**28.8**	**18.8**	**15.6**	**376.9**	**508.2**

Profit After Tax

Operating profit after tax from discontinuing operations was $18.8 million in the period ended December 2004 compared to $15.6 million in the period ended December 2003. The prior period included losses from the Asian asset management business and co-investment of $5.3 million after tax.

Real Estate Investments continued

Discontinuing Operations continued

North America

The majority of the US Real Estate Investments operations were sold in the June 2004 financial year. Lend Lease Rosen and Rosen Consulting were sold during the period realising a combined profit after tax of $10.1 million. The remaining US Real Estate Investments co-investments will be realised in the normal course of winding down each fund.

	Operating Income[1]		Operating Profit Before Tax		Operating Profit After Tax	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m
Businesses sold by December 2004	6.0	83.4	2.9	16.5	1.7	10.1
Investment income	10.9	8.8	10.9	8.8	6.4	5.2
Equity accounted profits		0.3		0.3		0.2
Gain on sale of investments	22.6		8.8		7.0	
Gain on FX hedge			3.7	6.7	2.5	3.8
Total discontinuing operations	**39.5**	**92.5**	**26.3**	**32.3**	**17.6**	**19.3**

1 Includes items not classified as revenue and excludes the proceeds from the sale of businesses.

Businesses Sold by 31 December 2004
These businesses contributed a profit after tax of $1.7 million for the period ended December 2004.

Investment Income
The table below summarises investment income earned for the period ended December 2004.

	Operating Profit Before Tax	
	December 2004 $m	December 2003 $m
Co-investments		
Yarmouth Capital Partners II	2.3	2.2
VEF series	3.6	0.7
Asset management portfolios	0.1	3.9
Debt management funds and portfolios		1.3
High yield debt funds	0.5	0.7
Multifamily and Other	4.4	
Total investment income	**10.9**	**8.8**

Total investment income increased $2.1 million to $10.9 million for the period ended December 2004, compared to $8.8 million for the period ended December 2003.

Australia

Profit after tax from discontinuing operations in the period to December 2003 of $0.3 million relates to the Lend Lease US Office Trust Management rights which were terminated on 18 November 2003.

Asia

Discontinuing operations includes the Asian asset management business, which is involved in the acquisition, management, servicing and resolution of sub-performing and non-performing loan and real estate portfolios (including the management of Lend Lease International Distressed Debt Fund (IDDF)). During the period Lend Lease sold its asset management and debt servicing businesses in Korea and Japan. Lend Lease continues as the adviser to IDDF.

Europe

Discontinuing operations includes the investments in the Lend Lease European Real Estate Securities SICAV, German Industrial Property Fund (sold 26 November 2003) and Lend Lease Houlihan Rovers (sold 31 January 2004). The SICAV returned dividends to 31 December 2004 of £0.6 million.

Real Estate Investments continued

Investments, Co-investments and Inventory

The following table summarises the Lend Lease Group direct and indirect Real Estate Investments property interests (excluding inventory held as part of Delfin Lend Lease and Lend Lease Development) as at December 2004, as well as future commitments to co-investments.

	Region	Lend Lease Share of Income December 2004[1] $m	Book Value of Investment December 2004 $m	Future Commitments $m	Total Commitments $m	Indicative Fund Liquidation
Co-investments - Continuing						
Asia Pacific						
Australian Prime Property Fund	Australia	2.0	52.1		52.1	Open ended
Real Estate Partners I	Australia		1.5	0.2	1.7	2005
Real Estate Partners II	Australia		0.9	7.8	8.7	2010
Asia Pacific Investment Company	Asia	2.0	31.9		31.9	2005
Asia Pacific Investment Company II	Asia	1.2	36.2		36.2	2009
Total Asia Pacific		**5.2**	**122.6**	**8.0**	**130.6**	
Europe						
Lend Lease Retail Partnership[2]	Europe	1.3	46.8	1.5	48.3	2011[3]
Lend Lease Overgate Partnership[2]	Europe	2.3	97.2	4.2	101.4	2008[4]
Total Europe		**3.6**	**144.0**	**5.7**	**149.7**	
Total continuing		**8.8**	**266.6**	**13.7**	**280.3**	
Co-investments - Discontinuing						
Asia Pacific						
Lend Lease International Distressed Debt Fund	Asia	**0.7**	**30.8**	-	**30.8**	2008
Europe						
Lend Lease European Real Estate Securities SICAV	Europe	**0.6**	**20.0**	-	**20.0**	Open ended
North America						
Value Enhancement Fund III	US	(1.3)	2.4		2.4	2006
Value Enhancement Fund IV	US	0.8	15.3		15.3	2009
Value Enhancement Fund V	US	4.1	44.8		44.8	2009
Yarmouth Capital Partners Limited Partnership II	US	2.3	4.9		4.9	2005
Lend Lease US Real Estate Securities	US		6.1		6.1	Open ended
Other	Various	5.0	8.6		8.6	Various
Total North America		**10.9**	**82.1**	-	**82.1**	
Global						
Lend Lease Global Properties Fund SICAF	Global	-	**129.4**	-	**129.4**	2009
Total discontinuing		**12.2**	**262.3**	-	**262.3**	
Total co-investments		**21.0**	**528.9**	**13.7**	**542.6**	
Other Assets[5]						
King of Prussia[2]	US	12.4	194.3		194.3	
Bluewater[6]	UK	31.0	547.5		547.5	
Total other investments		**64.4**	**1,270.7**	**13.7**	**1,284.4**	

1 *Represents Lend Lease's share of income earned before tax excluding allocation of hedge gains/losses.*
2 Lend Lease's investment in the King of Prussia Partnership is valued at $303.1 million, in Lend Lease Overgate Partnership is $115.3 million and in Lend Lease Retail Partnership is $66.7 million.
3 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Retail Partnership has a 40-year life ending in 2039.
4 Fund life is periodically extended for four years, unless investors elect otherwise. If fully extended the Lend Lease Overgate Partnership has a 40-year life ending in 2040. Lend Lease's co-investment is required to be at least a minimum of 10% of subscribed capital to the end of the fund's life.
5 Only includes other investments which are not a co-investment or held as part of an active business model (eg Europe PPP equity investments, Actus Lend Lease, Delfin Lend Lease, Lend Lease Development and GPT).
6 The independent market valuation at 31 December 2004 of 100% of Bluewater was £1,821.0 million (A$4,388.0 million).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other

Non-Core Investments

Non-core investments includes those investments that are not integral to Lend Lease operations, such as Chelverton and THI in Europe.

The segment results for the period ended December 2004 are summarised below:

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Asia Pacific								
IBMGSA - trading result[1]		1.9		1.9		1.4		
Capital Services				4.0		6.3	0.2	2.1
Total Asia Pacific	-	**1.9**	-	**5.9**	-	**7.7**	**0.2**	**2.1**
Europe								
Capital Services	0.5		0.5	(0.7)	0.3	(0.5)		
Total	**0.5**	**1.9**	**0.5**	**5.2**	**0.3**	**7.2**	**0.2**	**2.1**

1 IBMGSA was sold in the six months to December 2003.

Asia Pacific

The Asia Pacific capital services result for the period to December 2003 related to the Lend Lease Asia Water Trust which was sold during that period.

Europe

European investments in Capital Services comprises Chelverton and THI, both of which have been fully provided in prior years. Liquidation distributions from THI of $0.3 million were received in the period to December 2004.

Corporate

Corporate comprises central overheads, net of revenue and recoveries from the Group's operating businesses, finance costs and amortisation.

	Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Group Services	13.2	12.8	(9.5)	(23.6)	(5.0)	(9.6)	250.0	250.1
Amortisation			(22.3)	(26.6)	(22.3)	(26.6)		
Group Treasury	26.5	26.9	6.1	6.4	7.8	8.3	811.7	669.3
Total Corporate	**39.7**	**39.7**	**(25.7)**	**(43.8)**	**(19.5)**	**(27.9)**	**1,061.7**	**919.4**

Group Services

Group services loss after tax decreased from $9.6 million in the period ended December 2003 to $5.0 million in the period ended December 2004 and includes a distribution on the $57.1 million investment in General Property Trust.

The effective tax rate referrable to Group Services was impacted by the recognition of capital losses and other tax benefits in the period ended December 2003 and the tax rate differential between the US, UK and Australia.

Group Amortisation

Amortisation charges are in respect of management agreements and goodwill, which are reported at Group level, as opposed to business unit level.

	Amortisation Charge		Book Value	
	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Management Agreements	0.6	1.5	56.5	57.1
Goodwill	20.3	20.2	585.2	634.3
Other intangible assets	0.1	0.1	2.3	2.6
Total Group amortisation	**21.0**	**21.8**	**644.0**	**694.0**
FX hedge allocation (after tax)	1.3	4.8		
Amortisation adjusted for FX hedge allocation	**22.3**	**26.6**	**644.0**	**694.0**

The amortisation charge for the period ended 31 December 2004 reduced by $4.3 million due to sale of the remaining US Real Estate Investments businesses and a decrease in the FX hedge allocation.

Other continued

Corporate continued

Group Treasury

Group Treasury manages the Group's liquidity, foreign exchange, interest rate risk and debt. The result for the period was as follows:

	Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Total Assets	
	December 2004 $m	December 2003 $m	December 2004 $m	December 2003 $m	December 2004 $m	June 2004 $m
Interest revenue[1]	26.7	26.6	18.1	18.9		
Interest expense and borrowing costs[1]	(23.1)	(27.9)	(12.2)	(16.0)		
Net hedge benefit	2.5	7.7	1.9	5.4		
Total Group Treasury	**6.1**	**6.4**	**7.8**	**8.3**	**811.7**	**669.3**

1 Includes net foreign exchange gain allocated to interest as part of the Segment Results.

Interest Revenue

The Group continued to maintain high levels of cash ($1.2 billion at 31 December 2004). Interest revenue has remained consistent with the period to December 2003 at $26.7 million. The slight increase in average interest rates was offset by a lower level of cash.

Excess cash in the group is consolidated in Australia and invested in investment grade commercial paper issued by financial intermediaries and corporations.

Borrowing Costs and Debt

Gross debt of $828.8 million has not changed materially during the period and mainly comprises the $500.0 million Medium Term Note (due July 2005) and US$250.0 million guaranteed notes (due June 2005). Interest expense and borrowing costs of $23.1 million (before tax) relate primarily to interest on these notes. The reduction of $4.8 million in interest expense and borrowing costs is due to increased capitalised interest on the Chapelfield, Norwich project during the period and currency fluctuations. Interest rates reflect a mix of 68% fixed and 32% floating.

Net Hedge Benefit

A net hedge benefit of $2.5 million before tax was earned on the Group's hedging of foreign exchange exposures. The hedge benefit arises from the interest rate differential between US and UK interest rates against Australian interest rates. The reduction in hedge benefit from last year is primarily due to lower US hedges as US dollars intercompany loans were repatriated to Australia following the sale of the US Real Estate Investments businesses. The interest rate differential also decreased as both UK and US increased their official interest rates.

Hedging of Foreign Exchange Exposures

Foreign Denominated Earnings

Lend Lease uses forward foreign exchange contracts to hedge a proportion of forecast revenue and GPM from foreign operations according to the following hedging bands. This hedging results in the foreign exchange rate applied to foreign denominated earnings in any one year being a blend of foreign exchange rates entered into over a two to three year period.

	Year Ending 30 June 2005		Year Ending 30 June 2006		Year Ending 30 June 2007	
	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedge Contracts
Foreign Operations						
US dollars	60-100%	0.63	40-70%	0.66	10-40%	0.66
Pounds Sterling	60-100%	0.39	40-70%	0.38	10-40%	0.38
Euro	60-100%	0.57	40-70%	0.55	10-40%	0.54

Due to the appreciation of the Australian dollar in the current period, a net foreign exchange gain of $7.4 million before tax (December 2003 gain of $10.2 million) was recognised from hedging foreign denominated earnings in the period ended December 2004. This gain is allocated to business unit's operating profit, interest revenue and expense and amortisation expense.

Cash Flows

Lend Lease hedges material foreign currency cash flows. Any foreign exchange gains or losses arising on the underlying cash flow or the hedging of business unit cash flows are allocated to the business unit's operating profit.

Net Assets

Lend Lease uses natural hedging, where possible, to minimise foreign denominated net assets. The remaining net assets are hedged at the discretion of management. The impact of foreign exchange movements on the Group's net assets is detailed in the Foreign Currency Translation Reserve (FCTR). In the period ended December 2004 the FCTR decreased by $10.1 million primarily due to changes in US and UK exchange rates.

Other continued

Credit Strength

Management principally analyses credit strength in terms of interest coverage. The key borrowing ratios are shown below.

		December 2004	June 2004
Cash[1]	$m	1,216.3	1,380.1
Borrowings	$m	828.8	862.0
Total equity	$m	2,833.0	2,835.9
Borrowings to total assets	%	12.2	12.1
Gross debt to shareholders' equity	%	29.3	30.4
Net (cash)/debt to shareholders' equity	%	(13.7)	(18.3)
Debt to shareholders' equity plus debt	%	22.6	23.3
Credit rating (Standard & Poors[2]/Moody's[3])	Rating	BBB[2]/Baa2[3]	BBB/Baa2
Interest coverage[4]	Times	9.9	9.0
Interest coverage target	Times	6.0	6.0

1 In addition to closing cash balance of $1,216.3 million, an amount of $6.0 million is held in short term investments.
2 Standard & Poors credit rating is CreditWatch developing.
3 Moody's credit rating is on review for possible downgrade.
4 Calculated as EBITDA (excluding one-off items) plus interest revenue divided by net borrowing costs (which includes capitalised borrowing costs), excluding foreign exchange benefit.

Statement of Financial Position (Balance Sheet)

Balance Sheet Summary by Major Component

	December 2004 $m	June 2004 $m	Increase/ (Decrease) $m
Cash	1,216.3	1,380.1	(163.8)
Real estate development inventories	1,448.4	1,412.5	35.9
Real estate development investments	139.6	103.4	36.2
Real estate co-investments	528.9	679.3	(150.4)
Other real estate investments	258.5	218.5	40.0
Other investments	7.0	9.2	(2.2)
Goodwill	585.2	634.3	(49.1)
Management agreements	56.5	57.1	(0.6)
Borrowings	(828.8)	(862.0)	33.2
Other net assets/(liabilities)[1]	(578.6)	(796.5)	217.9
Shareholders' equity	**2,833.0**	**2,835.9**	**(2.9)**

1 Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities.

The decrease in real estate co-investments is largely due to the exit of the US Real Estate Investments businesses and foreign exchange rate movement during the period.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) continued

Other continued

Cash Flow

The following table summarises the major cash flows for the period ended December 2004.

	Period ended December 2004 $m	Period ended December 2003 $m	Year ended June 2004 $m
Cash at the beginning of financial period	**1,380.1**	**867.2**	**867.2**
Summary of major cash transactions during financial period			
Operating Activities			
Net receipts in the course of operations – continuing[1]	30.4	251.0	331.1
Net (payment)/receipts in the course of operations – discontinuing	(19.7)	70.1	54.7
Net property development expenditure[2]	(93.3)	(34.9)	(13.6)
Tax payments	(77.8)	(46.8)	(46.0)
GPT merger transaction costs	(23.9)		(2.0)
Net interest (paid)/received	(2.1)	3.5	12.7
Other operating cash receipts	23.7	34.0	105.9
Net cash (used in)/provided by operating activities	**(162.7)**	**276.9**	**442.8**
Other Cash Transactions			
Payment of dividends	(103.7)	(85.9)	(159.6)
Share buyback	(21.1)	(310.7)	(405.2)
Proceeds from sale of Real Estate Investments businesses[3]	57.6	516.5	521.1
Net Real Estate Investments co-investments	(18.3)	(3.4)	5.4
Net mortgage loans, tax credit properties and commercial paper investments receipts	2.3	58.7	204.8
Proceeds on sale of investments (including IBMGSA)[4]	127.5	88.8	110.1
Net borrowing repayments	(0.5)	134.5	109.2
Purchase of controlled entities	(25.9)	(53.0)	(237.2)
Other net cash flows	(19.0)	(32.8)	(78.5)
Net cash from other cash transactions	**(1.1)**	**312.7**	**70.1**
Net cash (deployed)/generated for financial period	**(163.8)**	**589.6**	**512.9**
Closing cash balance at end of financial period[5]	**1,216.3**	**1,456.8**	**1,380.1**

1 Net receipts in the course of operations for the period ended December 2004 included an amount of $1.1 million (December 2003 $134.9 million; June 2004 $208.4 million) being an inflow relating to the Group's foreign exchange hedging activities including hedging of receivables, payables, revenue, expenses and intercompany transactions and loans. Current period net receipts in the course of operations was impacted by negative cash flows relating to the Bovis Lend Lease Asia Pacific project losses booked in the prior periods.

2 Includes expenditure on the Chapelfield, Norwich project of A$85.1 million.

3 Proceeds from sale of Real Estate Investments businesses include controlled entities, investments and various assets and operations of the underlying businesses.

4 The June 2004 deferred proceeds from sale of IBMGSA ($80.0 million) and Fox Studios Showground ($24.3 million) were received in December 2004.

5 In addition to closing cash balance of $1,216.3 million, an amount of $6.0 million (December 2003 $129.0 million; June 2004 $9.0 million) is held in short term investments.

Other continued

Definitions

Backlog Gross Profit Margin (Backlog GPM): The expected GPM to be earned for the balance of work to be completed under existing construction contracts. As construction contracts are progressively completed Backlog GPM declines. As new work is secured Backlog GPM is replenished. Backlog GPM is calculated using the current period foreign exchange effective hedged rates. Total Backlog includes those projects at preferred bidder stage.

Construction Service Contract: Bovis Lend Lease commits to the delivery of a completed project with negotiated time, cost and quality specifications. Typically, Bovis Lend Lease enters into a fixed price contract, but may also be entitled to all or a share of any construction cost savings. Conversely, Bovis Lend Lease has the risk of any cost overruns. These contracts may involve Bovis Lend Lease undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated.

Effective Hedge Rate: The effective hedge rate is the foreign exchange rate used to translate profits. It is a blended rate that includes a rate for the portion of profits hedged with foreign exchange forward contracts and a rate for the portion of profits unhedged.

Fee Service Contract: Bovis Lend Lease provides management services on construction projects for clients. Under a standard form of fee services contract, Bovis Lend Lease has no contractual responsibility for the overall construction of a project. Fees negotiated for this type of contract usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk.

Financial Close: This is the point at which the parties to a project procured under a public sector Private Finance Initiative (PFI) or Public Private Partnerships (PPPs) contract are irrevocably committed through the execution of unconditional contracts. It is normally evidenced by the drawdown of funding for the project to commence development and construction activities.

New Work Secured – Gross Profit Margin: Represents the estimated total project profit margin to be earned by Bovis Lend Lease from projects which were secured during a financial period. When a written offer is accepted, the New Work Secured GPM becomes part of Backlog GPM.

Preferred Bidder: This is the point in a PPP project when the public sector client formally notifies one bidder that it has been selected from the short list of service providers, and intends to negotiate the contract with the preferred bidder on an exclusive basis. While this notification is a non-contractual arrangement, it does confirm the client's intention to proceed to financial close.

PRIME: PRIME contracting is a form of PPP developed by the UK Ministry of Defence (MoD) to rationalise and improve its procurement process for new assets. The MoD gains and uses a new or improved asset which is designed, constructed and maintained by the private sector partner for an agreed period, under agreed terms, while financing remains with the MoD.

Private Finance Initiatives (PFIs): A PFI is a form of PPP. It is a service contract in which a public body or authority gains and uses a new or improved capital asset which is designed, constructed and operated by the private sector partner for an agreed period, typically 30 years. The private sector partner arranges finance and the public sector entity pays for provision of services, including financing, over the contract term.

Profitability Ratio: Represents the ratio of profit before tax to Realised GPM.

Public Private Partnerships (PPPs): PPPs bring the public and private sectors together in an arrangement, usually a contract, to secure a defined mutual benefit by better integration of their respective skills.

Realised Gross Profit Margin (Realised GPM): Total project revenue less direct project related costs, such as payments to subcontractors and staff, site and other costs incurred by Bovis Lend Lease that are directly and indirectly attributable to the project. During project construction, it is Lend Lease's policy not to recognise profit on a project other than to cover overheads until the outcome of the contract can be reliably determined and it is at least 50% complete. Forecast losses are recognised in full when identified.

Return on Equity: A measure of how effective a company is employing shareholders capital. The calculation used is Earnings before one-off items divided by total average equity over the period.

Revenue Backlog: Expected future revenue arising from facilities management contracts in the Europe Integrated Development Businesses.

Five Year Profile

		Half Year December 2004	Half Year December 2003	Half Year December 2002	Half Year December 2001	Half Year December 2000
Profitability						
Operating revenue	A$m	**4,332**	**5,168**	**5,312**	**6,246**	**5,758**
Operating profit/(loss) before tax	A$m	**210**	**276**	**(289)**	**219**	**186**
Operating profit before tax (excluding gains on exiting REI businesses, restructuring and GPT merger costs)[1,2]	A$m	**255**	**164**	**159**	**219**	**186**
Operating profit/(loss) after tax	A$m	**129**	**188**	**(369)**	**126**	**109**
Operating profit after tax (excluding gains on exiting REI businesses, restructuring and GPT merger costs)[1,2]	A$m	**167**	**109**	**113**	**126**	**109**
Divisional Contribution[1,2,3]						
Bovis Lend Lease (BLL)	A$m	67	45	76	49	41
Integrated Development Businesses (IDB)	A$m	49	24	(1)	35	3
Real Estate Investments (REI)	A$m	70	61	92	87	78
IT+T (IBMGSA) and eBusiness Investments	A$m		1	4	8	(28)
Equity Investments	A$m				28	43
Other	A$m		6	5	1	9
Corporate amortisation	A$m	(22)	(27)	(46)	(46)	(44)
Corporate other[4]	A$m	3	(1)	(17)	(36)	7
Total[5]	A$m	**167**	**109**	**113**	**126**	**109**
EBITDA[1,2]	A$m	276	191	249	315	293
Earnings per share[1,2,6]	cents	41.9	25.7	26.0	29.4	23.1
Operating profit after tax to shareholders' equity (ROE) for the period[1,2,7]	%	5.9	3.8	2.9	3.4	3.0
Dividend per share[8]	cents	28	18	10	9	13
Dividend payout ratio[1,2,8]	%	66.8	57.9	38.5	61.9	82.6
Corporate Strength						
Total assets	A$m	6,780	6,811	8,072	8,587	9,060
Cash	A$m	1,216	1,457	988	904	1,119
Borrowings	A$m	829	853	939	939	1,081
Current assets	A$m	3,223	3,543	3,665	4,015	4,278
Current liabilities	A$m	3,471	2,644	3,025	3,245	3,568
Shareholders' equity	A$m	2,833	2,838	3,423	3,752	3,667
Cash flows from operations	A$m	(163)	277	191	557	287
Net asset backing per share	A$	7.11	6.93	7.86	8.63	8.54
Ratio of current assets to current liabilities	times	0.93	1.34	1.21	1.24	1.20
Debt to shareholders' equity	%	29.3	30.1	27.4	25.0	29.5
Debt to shareholders' equity plus debt	%	22.6	23.1	21.5	20.0	22.8
Net debt to shareholders' equity	%	(13.7)	(21.3)	(1.4)	0.9	(1.0)
Debt to total market capitalisation	%	15.7	20.7	22.2	20.5	20.0
Shares on issue	m	399	410	435	435	430
Number of shareholders	No.	58,082	69,280	81,549	86,003	87,516
Number of equivalent full time employees	No.	9,131	9,090	10,369	10,554	10,484
Assets under management[9]	A$b	19.9	18.9	90.3	86.1	92.1
Shareholders' Returns and Statistics						
Proportion of shares on issue to top 20 shareholders	%	72.9	67.3	61.9	59.9	54.3
Staff shareholdings	%	11.9	12.7	13.3	13.7	14.5
Total dividends paid or declared	A$m	112	74	44	78	56
Share price as at 31 December as quoted on the Australian Stock Exchange	A$	13.25	10.05	9.72	13.05	16.74

1 December 2004 is based on operating results excluding gains on exiting the REI businesses (A$20.9 million before tax, A$12.2 million after tax), cost savings implementation expenses (A$37.7 million before tax, A$25.3 million after tax) and Lend Lease/GPT merger costs (A$28.0 million before tax, A$25.5 million after tax).

2 December 2003 excludes the profit from sale of IBMGSA (A$111.5 million before tax, A$79.7 million after tax). December 2002 excludes the write-down of REI businesses (A$447.4 million before tax, A$482.5 million after tax).

3 Consistent with December 2003, Corporate costs are no longer allocated to the regions for segment reporting purposes. All corporate costs are shown gross as part of the corporate segment. The December 2002 results have been restated on a consistent basis. The years prior to December 2002 have not been restated.

4 Includes Group Treasury and Corporate administration services.

5 Includes A$19.0 million (December 2003 A$13.7 million) operating results relating to discontinued operations.

6 Earnings per share including gains on exiting the REI businesses, cost savings implementation expenses and Lend Lease/GPT merger costs was 32.2 cents for December 2004. Equity represents the average balance for the period.

7 Return On Equity (ROE) including gains on exiting the REI businesses, cost savings implementation expenses and Lend Lease/GPT merger costs was 4.6% for December 2004.

8 December 2004 is calculated using the final dividend declared since 31 December 2004 to be paid 8 March 2005.

9 December 2004 represents assets under management relating to continuing operations only. The years prior to December 2003 have not been restated to exclude discontinued operations.

Directors' Report

The Directors present their report together with the Half Year Financial Report and the Consolidated Financial Statements of the economic entity, Lend Lease Corporation Limited ('Lend Lease') for the six months ended 31 December 2004.

1. Directors

The name of each person who has been a Director of Lend Lease between 1 July 2004 and the date of this report is:

D A Crawford, Chairman	Director since 2001, Chairman since 2003
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
G A Clarke, Managing Director	Managing Director since 2002
A Chamberlain	Director, Appointed 10 December 2004
J E Curin	Director, Retired 20 January 2005
G G Edington	Director since 1999
P C Goldmark	Director since 1999
D J Ryan	Director, Appointed 10 December 2004
R H Taylor	Director, Appointed 10 December 2004

2. Review of Operations and Consolidated Results

Review of operations included in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included with the Consolidated Financial Statements.

For the six months to 31 December 2004, Lend Lease reported an operating profit after tax of A$128.5 million as compared to the profit after tax for the six months ended 31 December 2003 of A$188.2 million.

An increased unfranked interim dividend of A$111.6 million (December 2003 A$73.7 million unfranked) has been approved by the Directors. The interim dividend of 28 cents per share will be paid on 8 March 2005 (prior period 18 cents per share paid on 17 March 2004).

3. Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 2 and forms part of the directors' report for the half year ended 31 December 2004.

4. Rounding Off

Lend Lease is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998, and in accordance with that class order, amounts in the financial statements and this report have been rounded off to the nearest tenth of a million dollars, or where the amount is A$50,000 or less, zero, unless specifically stated otherwise.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Sydney, 11 February 2005

D A Crawford
Chairman

G A Clarke
Managing Director

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Lend Lease Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the review of the half year ended 31 December 2004, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner

Sydney

11 February 2005

Lend Lease Corporation Limited
Half Year Consolidated Financial Report 31 December 2004

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Consolidated Financial Statements

Statement of Financial Performance
Half Year Ended 31 December 2004

	Note	6 months December 2004 A$m	Consolidated 6 months December 2003 A$m	12 months June 2004 A$m
Revenue from Ordinary Activities				
Revenue from the sale of development properties	3a	159.5	161.4	349.6
Revenue from the provision of services	3b	3,940.6	4,202.0	8,292.7
Other revenues from ordinary operating activities	3c	231.7	804.1	1,083.2
Total revenue from ordinary activities		**4,331.8**	**5,167.5**	**9,725.5**
Expenses from Ordinary Activities				
Integrated property development activities		(296.4)	(357.1)	(738.7)
Project and construction management activities		(3,693.5)	(3,813.0)	(7,571.5)
Real estate investment activities				
Ordinary expenses		(59.7)	(122.2)	(212.7)
Costs on sale of REI businesses		(22.2)	(522.7)	(545.2)
Cost on sale of equity investments			(45.8)	(45.8)
Administration expenses		(46.5)	(34.9)	(148.2)
Borrowing costs	4	(23.2)	(22.0)	(46.3)
Total expenses from ordinary activities		**(4,141.5)**	**(4,917.7)**	**(9,308.4)**
Share of net profit of associates accounted for using the equity method	10a	5.3	3.2	7.2
Share of net profit of joint venture entities accounted for using the equity method	10b	14.3	22.9	41.5
Profit before tax from ordinary activities		**209.9**	**275.9**	**465.8**
Income tax expense relating to ordinary activities	5a	(77.5)	(84.8)	(128.2)
Profit after tax from ordinary activities		**132.4**	**191.1**	**337.6**
Ordinary profit after tax attributable to outside equity interests		(3.9)	(2.9)	(4.1)
Net profit after tax attributable to members of Lend Lease Corporation Limited		**128.5**	**188.2**	**333.5**

Non Owner Transaction Changes in Equity

	Note	6 months December 2004 A$m	6 months December 2003 A$m	12 months June 2004 A$m
(Decrease)/increase in Foreign Currency Translation Reserve	22	(10.1)	(11.3)	29.3
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**118.4**	**176.9**	**362.8**
Earnings per share				
Basic (cents)	6	**32.2**	**44.6**	**80.6**
Diluted (cents)	6	**32.2**	**44.6**	**80.6**
Alternative earnings per share[1]				
Basic (cents)	6	41.9	25.7	57.4
Diluted (cents)	6	41.9	25.7	57.4

1 The December 2004 alternative basic and diluted earnings per share amounts have been calculated after excluding the after tax impact of gains on exiting the REI businesses (A$12.2 million), cost savings implementation expenses (A$25.3 million) and Lend Lease/GPT merger costs (A$25.5 million). The December 2003 and June 2004 amounts have been calculated after excluding the impact of the after tax profit on sale of IBMGSA (A$79.7 million). June 2004 also excludes the after tax loss on exiting the REI businesses (A$2.3 million) and capital loss tax benefits arising from Australian tax consolidations (A$18.7 million) and including capital loss tax benefits recouped against the capital gain on sale of IBMGSA (A$13.0 million).

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statement of Financial Position

As at 31 December 2004

	Note	Consolidated December 2004 A$m	Consolidated June 2004 A$m
Current Assets			
Cash and cash equivalents	7	1,216.3	1,380.1
Receivables	8	1,387.2	1,593.3
Inventories	9	414.3	380.1
Other investments	11	6.0	9.0
Other assets	15	198.7	112.7
Total current assets		**3,222.5**	**3,475.2**
Non Current Assets			
Receivables	8	102.2	95.2
Inventories	9	1,346.2	1,268.4
Equity accounted investments	10	141.4	140.1
Other investments	11	786.6	888.7
Future income tax benefit	5d	260.8	255.1
Property, plant and equipment	12	105.8	102.8
Goodwill	13	585.2	634.3
Management agreements	14	56.5	57.1
Other assets	15	172.9	213.8
Total non current assets		**3,557.6**	**3,655.5**
Total assets		**6,780.1**	**7,130.7**
Current Liabilities			
Creditors	16	2,279.8	2,519.6
Borrowings	17	824.7	357.1
Current tax liabilities	5b	81.6	98.4
Provisions	18	239.0	281.8
Other interest bearing liabilities	19	20.0	28.1
Other non interest bearing liabilities	20	25.7	43.0
Total current liabilities		**3,470.8**	**3,328.0**
Non Current Liabilities			
Creditors	16	79.0	51.4
Borrowings	17	4.1	504.9
Provisions	18	32.8	37.3
Provision for deferred income tax	5c	158.2	153.1
Other interest bearing liabilities	19	192.7	214.0
Other non interest bearing liabilities	20	9.5	6.1
Total non current liabilities		**476.3**	**966.8**
Total liabilities		**3,947.1**	**4,294.8**
Net assets		**2,833.0**	**2,835.9**
Equity			
Contributed equity	21	834.4	834.4
Reserves	22	61.8	71.9
Retained profits	23	1,923.3	1,915.5
Total parent equity interest		**2,819.5**	**2,821.8**
Outside equity interests in controlled entities	24	13.5	14.1
Total equity		**2,833.0**	**2,835.9**

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statement of Cash Flows
Half Year Ended 31 December 2004

	Note	Consolidated 6 months December 2004 A$m	6 months December 2003 A$m	12 months June 2004 A$m
Cash Flows from Operating Activities				
Cash receipts in the course of operations[1]		4,284.0	4,764.4	8,715.1
Cash payments in the course of operations[1,2]		(4,297.2)	(4,443.3)	(8,331.3)
Property development receipts		204.3	230.3	519.7
Property development expenditure		(297.6)	(265.2)	(533.3)
Interest received		28.4	28.7	65.4
Interest paid		(30.5)	(25.2)	(52.7)
Dividends received		13.7	24.8	86.4
Distributions from partnerships received		10.0	9.2	19.5
Income tax paid in respect of operations		(77.8)	(46.8)	(46.0)
Net cash (used in)/provided by operating activities		**(162.7)**	**276.9**	**442.8**
Cash Flows from Investing Activities				
Proceeds from sale/redemption of current investments		10.4	427.0	572.7
Purchases of current investments		(8.1)	(368.3)	(367.9)
Proceeds from sale/redemption of non current investments		205.6	112.1	155.3
Purchases of non current investments		(27.2)	(12.0)	(90.2)
Proceeds from sale of other assets			283.8	313.4
Purchases of other assets			(8.0)	(8.0)
Repayment of loans (loans to)/from associates/related parties		(16.0)	9.4	12.3
Payment for acquisition of controlled entities		(25.9)	(53.0)	(237.2)
Proceeds from sale/capital redemption of controlled entities		38.0	221.5	215.6
Proceeds from sale of property, plant and equipment		2.1	3.7	3.9
Purchases of property, plant and equipment		(18.2)	(25.9)	(50.6)
Net cash provided by investing activities		**160.7**	**590.3**	**519.3**
Cash Flows from Financing Activities				
Proceeds from borrowings		105.0	135.2	135.2
Repayment of borrowings		(105.5)	(0.7)	(26.0)
Net proceeds from share issues			17.9	18.0
Payments for share buybacks		(21.1)	(310.7)	(405.2)
Dividends paid		(103.7)	(85.9)	(159.6)
(Decrease)/increase in capital of outside equity interest		(1.4)	0.6	1.9
Net cash used in financing activities		**(126.7)**	**(243.6)**	**(435.7)**
Other Cash Flow Items				
Effect of exchange rate changes on cash and cash equivalents		(29.5)	(32.8)	(13.8)
Cash balances in controlled entities acquired		2.3	5.1	8.0
Cash balances in controlled entities sold		(7.9)	(6.3)	(7.7)
Net decrease from other items		**(35.1)**	**(34.0)**	**(13.5)**
Net (decrease)/increase in cash and cash equivalents		**(163.8)**	**589.6**	**512.9**
Cash and cash equivalents at the beginning of the financial period		**1,380.1**	**867.2**	**867.2**
Cash and cash equivalents at the end of the financial period	7	**1,216.3**	**1,456.8**	**1,380.1**

1 Includes A$1.1 million (December 2003 A$134.9 million, June 2004 A$208.4 million) net inflow relating to Lend Lease's foreign exchange hedging activities including the hedging of receivables, payables, revenues, expenses and intercompany transactions and loans.
2 Includes A$23.9 million in relation to Lend Lease/GPT merger costs.

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

The Half Year Financial Report is a general purpose financial report, which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2004 Annual Consolidated Financial Report.

The Half Year Financial Report does not include full note disclosures of the type normally included in the annual financial report. In addition, the financial reports of Lend Lease Corporation Limited, the holding company, have not been disclosed.

The Half Year Financial Report is to be read in conjunction with the 30 June 2004 Annual Consolidated Financial Report and any public announcements by Lend Lease Corporation Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

2. Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included with this report.

Business Segment Summary

	Segment Revenue[1,2,6]		Other Unallocated Revenue[1]		Group Operating Revenue[4]		Segment Result Before Tax[1,2,3,6]		Share of Net Profit of Equity Accounted Investments		Other Unallocated Revenues & Expenses[1,3]		Group Operating Profit/(Loss) Before Tax[7]		Group Operating Profit/(Loss) After Tax from Ordinary Activities[5]		Group Operating Profit/(Loss) After Tax[8]	
	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m	6 months December 2004 A$m	6 months December 2003 A$m
Core Real Estate Businesses																		
Project and Construction Management	3,724.6	3,859.4	2.9		3,727.5	3,859.4	54.0	46.6	0.7	4.7	19.1	21.9	73.8	73.2	50.6	44.3	50.6	44.3
Integrated Property Development	359.1	372.3	7.4	1.7	366.5	374.0	46.4	11.5	17.5	20.6	9.0	3.8	72.9	35.9	50.9	26.8	47.0	24.4
Real Estate Investments	137.1	204.1	60.5	531.1	197.6	735.2	69.0	83.4	1.4	0.8	53.7	9.7	124.1	93.9	80.9	61.0	80.9	60.5
Total Core Real Estate	**4,220.8**	**4,435.8**	**70.8**	**532.8**	**4,291.6**	**4,968.6**	**169.4**	**141.5**	**19.6**	**26.1**	**81.8**	**35.4**	**270.8**	**203.0**	**182.4**	**132.1**	**178.5**	**129.2**
Non-Core Businesses																		
IT&T (IBMGSA)		1.9		157.3		159.2		1.9				111.5		113.4		81.1		81.1
Capital Services	0.5				0.5		0.5	3.3					0.5	3.3	0.3	5.8	0.3	5.8
Total Non-Core Businesses	**0.5**	**1.9**	**-**	**157.3**	**0.5**	**159.2**	**0.5**	**5.2**	**-**	**-**	**-**	**111.5**	**0.5**	**116.7**	**0.3**	**86.9**	**0.3**	**86.9**
Total Segment	**4,221.3**	**4,437.7**					**169.9**	**146.7**	**19.6**	**26.1**								
Unallocated Corporate			**39.7**	**39.7**	**39.7**	**39.7**					**(61.4)**	**(43.8)**	**(61.4)**	**(43.8)**	**(50.3)**	**(27.9)**	**(50.3)**	**(27.9)**
Total Group			**110.5**	**729.8**	**4,331.8**	**5,167.5**					**20.4**	**103.1**	**209.9**	**275.9**	**132.4**	**191.1**	**128.5**	**188.2**

1 AASB 1005 "Segment Reporting" does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
2 Segment revenues, expenses and results do not include inter segment transfers between business segments. Inter segment transfers are priced on an arm's length basis.
3 Segment results include amortisation, A$22.3 million, representing amortisation adjusted for foreign exchange hedge allocation, and has been reclassified in 'Other Unallocated Revenues and Expenses' to enable reconciliation to the MD&A results.
4 Presentation and classification is consistent with MD&A.
5 Represents the Group net profit/(loss) before Outside Equity Interest.
6 REI includes discontinuing operations' segment revenue of A$24.2 million (December 2003 A$105.9 million), segment profit before tax of A$26.0 million (December 2003 profit of A$20.6 million), and segment profit after tax of A$15.8 million (December 2003 profit of A$14.1 million). Other unallocated revenue includes proceeds on sale of investments, assets and operations.
7 Group operating profit/(loss) before tax excluding cost savings implementation and Lend Lease/GPT merger scheme costs are A$98.4 million for Project and Construction Management, A$76.3 million for Integrated Property Development, A$126.1 million for Real Estate Investments, and loss of A$25.7 million for Unallocated Corporate.
8 Group operating profit/(loss) after tax excluding cost savings implementation and Lend Lease/GPT merger scheme costs are A$66.8 million for Project and Construction Management, A$49.4 million for Integrated Property Development, A$82.3 million for Real Estate Investments, and loss of A$19.5 million for Unallocated Corporate.

2. Segment Reporting continued

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Project and Construction Management
Real estate project management; design services; construction management; and engineering.

Integrated Property Development
All aspects of property development from concept through to design, planning, construction, financing and leasing to eventual sale. In addition, this business segment is responsible for the creation and management of Public Private Partnerships (PPPs) including Private Finance Initiatives (PFIs) and Build Operate Transfer (BOT) projects and Senior Living developments.

Real Estate Investments
Management of real estate investment funds and real estate associated debt on behalf of the clients. This comprises:

- Co-investment in funds and real estate assets;
- Portfolio management;
- The leasing, management and redevelopment of Shopping Centres;
- Financial advice and arrangement of project finance and related services;
- Origination and servicing of commercial mortgages and mezzanine loans; and
- Resolution of sub-performing and non-performing commercial mortgages.

IT+T (IBMGSA)
Investment previously held in IBM Global Services Australia Limited.

Capital Services
The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focused on maximising the value of its existing investments and is not pursuing any new investments.

Unallocated Business Segments

Corporate
Group treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

	Consolidated December 2004 A$m	Consolidated December 2003 A$m
3. Revenue		
Total comprising:		
a. Revenue from the Sale of Development Properties[1]	**159.5**	**161.4**
b. Revenue from the Provision of Services		
Real Estate Solutions		
Project and construction management[2]	3,718.6	3,846.1
Integrated property development	148.9	196.7
	3,867.5	**4,042.8**
Real Estate Investments		
Property and funds management	73.1	159.2
Total revenue from the provision of services	**3,940.6**	**4,202.0**
c. Other Revenue from Ordinary Operating Activities		
Dividends Received		
Related parties	1.4	2.0
Other corporations	3.4	3.7
	4.8	**5.7**
Interest Received		
Related parties	0.6	0.2
Other corporations	27.8	28.5
	28.4	**28.7**
Proceeds on Sale of Investments		
Exit of REI businesses (including controlled entities)[3]	39.4	244.9
IBM Global Services Australia Limited		157.3
Other	29.9	2.9
	69.3	**405.1**
Share of Partnerships' Result		
King of Prussia	12.4	10.3
Lend Lease Overgate Partnership	2.3	2.4
Yarmouth Capital Partners Limited Partnership II	2.3	
Lend Lease Retail Partnership	1.3	1.5
Other		0.2
	18.3	**14.4**
Other Revenue		
Rental income	32.9	25.8
Distributions received	7.9	(1.9)
Proceeds from sale of REI businesses		282.9
Other	70.1	43.4
	110.9	**350.2**
Total other revenue from ordinary operating activities	**231.7**	**804.1**
Total revenue from ordinary activities	**4,331.8**	**5,167.5**

1 Relates primarily to Urban Communities projects.
2 December 2004 includes decrease in revenue of A$102.4 million (December 2003 decrease of A$676.3 million) due to foreign currency translation movement as a result of the strengthening Australian dollar during the period.
3 Total proceeds from sale of REI businesses during the period of A$39.4 million relates to the sale of controlled entities.

	Consolidated December 2004 A$m	Consolidated December 2003 A$m
4. Ordinary Profit Items		
(Profit) from ordinary activities before income tax has been determined after:		
Depreciation and amortisation		
Depreciation of property, plant and equipment	9.9	9.0
Less: Capitalised depreciation	(0.8)	(0.3)
Amortisation of leased plant and equipment	0.2	0.9
Amortisation of goodwill	20.3	20.2
Amortisation of management agreements	0.6	1.5
Amortisation of other intangibles	0.1	2.3
Total depreciation and amortisation	**30.3**	**33.6**
Borrowing costs		
Non interest borrowing costs	**4.3**	**0.4**
Interest borrowing costs		
Other corporations[1]	26.2	24.8
Less: Capitalised interest borrowing costs	(7.3)	(3.2)
Net interest borrowing costs	**18.9**	**21.6**
Total borrowing costs	**23.2**	**22.0**
(Profit) on sale of investments		
IBM Global Services Australia Limited		(111.5)
Other	(13.2)	(1.7)
Total (profit) on sale of investments	**(13.2)**	**(113.2)**
(Profit) on sale of REI businesses[2]	**(17.2)**	**(5.1)**
Net provisions raised/(written back)		
Diminution in value of property inventories	(0.2)	(3.0)
Diminution in value of equity accounted investments	(0.1)	
Diminution in value of other investments	(2.9)	(2.4)
Employee benefits	12.4	13.8
Construction risks	8.5	15.6
REI restructuring and REI employee terminations		(18.1)
Group employee termination provisions	1.6	
Other provisions	11.2	(0.1)
Total net provisions raised/(written back)	**30.5**	**5.8**
Bad and doubtful debts expense net of provisions written back	**(1.0)**	**(2.7)**
Net foreign exchange gain[3]	**(8.3)**	**(23.5)**
Loss on sale of property, plant and equipment	**0.1**	**1.0**
Operating lease rental expense	**12.6**	**13.6**
Finance lease expense	**0.1**	**-**
Individually significant items included in (profit) from ordinary activities before income tax expense:		
Lend Lease/GPT merger scheme costs	28.0	
Cost savings implementation expenses		
Employee terminations	28.5	
Other	9.2	
Profit on sale of IBMGSA		(111.5)

1 Primarily relates to guaranteed note interest.
2 The net impact during the financial period of exiting the REI businesses was A$20.9 million gain before tax (A$12.2 million gain after tax). This comprises of the profit on sale of REI businesses A$17.2 million before tax (A$10.1 million after tax) and other exit gains A$3.7 million before tax (A$2.1 million after tax).
3 Includes A$7.4 million gains (December 2003 A$17.5 million gains) in relation to foreign exchange contract hedges on foreign denominated revenues in excess of expenses.

	Consolidated December 2004 A$m	Consolidated December 2003 A$m
5. Taxation		
a. Income Tax Expense		
Profit before tax from ordinary activities	209.9	275.9
Prima facie income tax expense at 30% of profit from ordinary activities	**63.0**	**82.8**
Tax effect of permanent differences:		
Rebateable dividends	(0.5)	(1.9)
Non assessable income	(1.6)	(0.1)
Non deductible losses	0.4	3.2
Equity accounted profits	(2.9)	(1.3)
Amortisation expense	6.0	6.0
Non allowable expenses	10.3	3.5
Non (assessable)/deductible provisions	(0.6)	(0.4)
Recovery of tax losses	(0.2)	(0.7)
Variation in overseas tax rates	2.9	4.6
Other	5.7	(3.5)
	19.5	**9.4**
Income tax expense for current financial period	**82.5**	**92.2**
Income tax over provided in previous financial periods	(5.0)	(7.4)
Total income tax expense	**77.5**	**84.8**

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
b. Current Tax Liabilities		
Movements during the financial period were as follows:		
Balance at beginning of the financial period	98.4	59.7
Income tax paid	(77.8)	(46.0)
Prior financial period over provision	(27.2)	(5.8)
Foreign exchange difference	(3.8)	(2.5)
Current financial period income tax expense on profit from ordinary activities after adjusting for timing differences	92.0	93.0
	81.6	**98.4**
c. Provision for Deferred Income Tax		
Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:		
Development expenditure deductible prior to recognition of project profits	37.8	36.4
Deferred partnership income	37.5	37.6
Unrealised foreign exchange movements	8.1	0.9
Other	74.8	78.2
	158.2	**153.1**
d. Future Income Tax Benefit		
Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:		
Provisions and accruals not currently deductible	121.0	135.7
Unrealised accounting profit on construction projects	5.8	3.8
Tax losses carried forward	15.3	27.7
Deferred interest costs	75.3	72.0
Unrealised foreign exchange movements	37.5	10.4
Other	5.9	5.5
	260.8	**255.1**
Future Income Tax Benefit Not Taken to Account		
Future income tax benefit arising from tax losses and deferred interest not recognised at reporting date as realisation of the benefit is not regarded as virtually certain:		
Tax losses carried forward		
Arising from Australian Tax Consolidations[1]	18.8	47.0
Relating to REI US operations	221.0	214.7
Other	20.6	16.8
	260.4	**278.5**

1 The reduction in capital losses carried forward is as a result of the use of capital losses against June 2004 capital gains. In addition to this, the ATO issued Tax Determination (TD 2004/53) on 10 November 2004. The impact of this was a reduction to the capital losses arising out of Lend Lease's entry into the tax consolidation regime, of approximately A$13.0 million tax effected. There are currently a number of draft determinations and rulings issued by the ATO, these are being monitored and the impact of these is being assessed.

	Cents per share		Company December 2004 A$m	Company December 2003 A$m
6. Dividends and Earnings Per Share				
Dividends				
Interim Dividend				
December 2004 – declared subsequent to reporting date (payable 8 March 2005)	28	Unfranked	111.6	
December 2003 – paid 17 March 2004	18	Unfranked		73.7
			111.6	**73.7**

	Consolidated December 2004 Number m	Consolidated December 2003 Number m
Earnings Per Share (EPS)		
Weighted average shares and share equivalents	**398.8**	**421.8**

	Cents	Cents
Earnings per share		
Basic	**32.2**	**44.6**
Diluted	**32.2**	**44.6**

	Consolidated 6 Months December 2004 A$m	Consolidated 6 Months December 2003 A$m
Reconciliation of Alternative Earnings		
Net profit after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	**128.5**	**188.2**
Exclude after tax impact of:		
Gain on exit of REI businesses	(12.2)	
Cost savings implementation expenses	25.3	
Lend Lease/GPT merger costs	25.5	
Gain on sale of IBMGSA		(79.7)
Earnings used in calculating alternative basic and diluted EPS	**167.1**	**108.5**

	Cents	Cents
Alternative earnings per share		
Basic	**41.9**	**25.7**
Diluted	**41.9**	**25.7**

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
7. Cash and Cash Equivalents		
Cash	46.4	276.4
Short term investments	1,169.9	1,103.7
	1,216.3	**1,380.1**

Short term investments earn variable rates of interest which averaged 4.6% per annum during the half year period to 31 December 2004 (31 December 2003 4.9%). The majority of these investments are held in A$ with the remainder in foreign currencies.

Cash is managed through a Board approved credit policy. Throughout the period, cash was mostly invested in financial instruments (such as commercial paper and bank bills) issued by financial intermediaries and corporates with an acceptable investment grade credit rating.

Financial instruments with a maturity of less than three months are classified above in Cash and Cash Equivalents. Those with maturity greater than three months (A$6.0 million) (June 2004 A$9.0 million) are classified as Other Investments (refer to Note 11). These financial instruments have an average maturity of 19 months.

8. Receivables

	December 2004 A$m	June 2004 A$m
Current		
Trade debtors	1,195.0	1,278.4
Less: Provision for doubtful debts	(28.0)	(34.2)
	1,167.0	**1,244.2**
Related party receivables		
Managed property trusts	51.5	43.4
Associate entities	72.7	91.4
Other receivables	96.0	214.3
	1,387.2	**1,593.3**
Non Current		
Loans to employees	1.2	1.8
Related party receivables		
Associate entities	106.0	97.0
Less: Provision for doubtful debts	(16.8)	(21.7)
Other receivables	11.8	18.1
	102.2	**95.2**
Total receivables	**1,489.4**	**1,688.5**

9. Inventories

	December 2004 A$m	June 2004 A$m
Current		
Property held for sale at cost	105.9	97.7
Less: Provision for diminution in value	(3.7)	(1.2)
	102.2	**96.5**
Construction work in progress	312.1	283.6
	414.3	**380.1**
Non Current		
Property held for sale at cost	1,348.3	1,273.3
Less: Provision for diminution in value	(2.1)	(4.9)
	1,346.2	**1,268.4**
Total inventories	**1,760.5**	**1,648.5**

	Note	Consolidated December 2004 A$m	June 2004 A$m

9. Inventories continued

Property Held for Sale

Total cost of property held for sale includes:

		December 2004 A$m	June 2004 A$m
Cost of acquisition		365.2	372.5
Development expenses		442.1	409.2
Construction expenses		612.8	561.4
Rates and taxes capitalised		1.1	0.9
Borrowing costs capitalised		33.0	27.0
Total cost		**1,454.2**	**1,371.0**
Less: Provision for diminution in value		(5.8)	(6.1)
Net book value		**1,448.4**	**1,364.9**

Net Book value comprises:

		December 2004 A$m	June 2004 A$m
Income producing		547.5	581.6
Non income producing		900.9	783.3
		1,448.4	**1,364.9**

Total property held for sale is comprised of:

		December 2004 A$m	June 2004 A$m
Bluewater, Kent		547.5	581.6
Chapelfield, Norwich		380.8	316.4
Urban Communities, Australia		332.0	319.5
Twin Waters Resort, Sunshine Coast		50.3	42.1
Hyatt Coolum Resort, Sunshine Coast		41.9	37.0
Victoria Harbour, Melbourne		29.4	19.6
Senior Living Development Projects, Australia		29.4	19.3
Bluewater Valley, Kent		12.5	13.3
St Patricks, Sydney		12.7	9.2
Other		17.7	13.0
		1,454.2	**1,371.0**
Less: Provision for diminution in value		(5.8)	(6.1)
		1,448.4	**1,364.9**

Current

Construction Work in Progress is comprised of:

	Note	December 2004 A$m	June 2004 A$m
Contract costs incurred to date		35,580.4	38,655.7
Profit recognised to date		1,912.8	2,148.8
		37,493.2	**40,804.5**
Less: Progress billings received and receivable on completed contracts		(37,868.0)	(41,258.4)
Net construction work in progress		**(374.8)**	**(453.9)**
Amounts due from customers – inventories[1]		312.1	283.6
Amounts due to customers – trade creditors[2]	16	(686.9)	(737.5)
		(374.8)	**(453.9)**
Advances on construction projects in progress included in trade creditors		**354.2**	**553.4**
Retentions on construction projects included in progress billings		**256.2**	**253.8**

1 Relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.
2 Relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and profits recognised on these projects.

	Note	Consolidated December 2004 A$m	Consolidated June 2004 A$m
10. Equity Accounted Investments			
Non Current			
Associates			
Investment in Associates		20.0	22.0
Less: Provision for diminution in value		(0.5)	(0.5)
	10a	**19.5**	**21.5**
Joint Venture Entities			
Investment in Joint Venture Entities		124.3	121.1
Less: Provision for diminution in value		(2.4)	(2.5)
	10b	**121.9**	**118.6**
Total equity accounted investments		**141.4**	**140.1**

	Balance Date	Interest December 2004 %	Interest June 2004 %	Consolidated Share of Profit/(Loss) After Tax[1] December 2004 A$m	Consolidated Share of Profit/(Loss) After Tax[1] December 2003 A$m	Consolidated Net Book Value December 2004 A$m	Consolidated Net Book Value June 2004 A$m
a. Associates							
Integrated Property Development							
Catalyst Healthcare (Worcester)	31 Mar	50.0%	50.0%	1.1	0.8	6.0	5.2
Exchequer Partnership	31 Mar	50.0%	50.0%	1.3	0.4	5.5	4.5
Wattle Grove Development	30 Jun	50.0%	50.0%	1.1		1.1	
Other[2]				0.4	1.2	1.2	0.8
				3.9	**2.4**	**13.8**	**10.5**
Real Estate Investments							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	(0.1)	0.6	4.0	4.5
DPT Operator	30 Jun	50.0%	50.0%	0.2	0.7	0.7	5.6
Other[2]				1.3	(0.5)	1.5	1.4
				1.4	**0.8**	**6.2**	**11.5**
Less: Provision for diminution in value						(0.5)	(0.5)
				5.3	**3.2**	**19.5**	**21.5**

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.

2 Other relates to associates whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	Balance Date	Interest December 2004 %	Interest June 2004 %	Consolidated Share of Profit/(Loss) After Tax[1] December 2004 A$m	Consolidated Share of Profit/(Loss) After Tax[1] December 2003 A$m	Consolidated Net Book Value December 2004 A$m	Consolidated Net Book Value June 2004 A$m
10. Equity Accounted Investments continued							
b. Joint Venture Entities							
Project and Construction Management							
Jacobs Lend Lease, Asia	30 Jun	50.0%	50.0%		3.1	0.8	2.5
Other[2]				0.7	1.6	2.4	2.2
				0.7	**4.7**	**3.2**	**4.7**
Integrated Property Development							
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 Jun	50.0%	50.0%	2.5	7.1	25.9	23.4
Caroline Springs Joint Venture	30 Jun	50.0%	50.0%	5.1	4.9	25.7	24.5
Piers Project, San Francisco	31 Dec	55.0%	55.0%			24.6	27.4
Mawson Lakes Economic Development Project	30 Jun	50.0%	50.0%	3.7	2.3	19.4	16.3
Pyrmont Trust	30 Jun	50.0%	50.0%	1.2	3.9	13.3	13.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	0.8	0.4	7.6	8.0
Burwood Terraces	30 Jun	50.0%	50.0%			3.4	3.5
Other[2]				0.3	(0.4)	0.8	
				13.6	**18.2**	**120.7**	**116.4**
Real Estate Investments							
Warrington Retail Partnership	30 Jun	50.0%	50.0%	**-**	**-**	**0.4**	**-**
Less: Provision for diminution in value						(2.4)	(2.5)
Total				**14.3**	**22.9**	**121.9**	**118.6**

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.

2 Other relates to joint ventures whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	Country of Origin	Consolidated December 2004 A$m	June 2004 A$m
11. Other Investments			
Current			
Money market investments	USA	6.0	9.0
		6.0	**9.0**
Non Current			
Shares in Other Corporations, Interests in Trusts and Partnerships			
King of Prussia Associates	USA	194.3	207.4
Lend Lease Global Property Fund, SICAF	Luxembourg	129.4	142.6
Lend Lease Overgate Partnership	UK	107.4	114.3
Lend Lease Retail Partnership	UK	46.8	49.8
General Property Trust	Australia	57.1	57.1
Australian Prime Property Fund (APPF)	Australia	52.1	51.8
Lend Lease International Distressed Debt Fund	Asia	32.9	24.1
Asia Pacific Investment Company II (APIC II)	Singapore	36.2	38.7
Asia Pacific Investment Company (APIC)	Singapore	31.9	35.1
Value Enhancement Fund V	USA	44.8	48.8
Value Enhancement Fund IV	USA	21.1	22.4
Value Enhancement Fund III	USA	2.4	11.3
Yarmouth Capital Partners Limited Partnership II	USA	4.9	39.2
Lend Lease SICAV Real Estate Securities Fund	Luxembourg	20.0	20.3
Lend Lease US Real Estate Securities Fund	USA	6.1	17.3
CMBS Bonds	USA	6.1	12.4
Multi-family Co-investment Funds	USA	2.3	5.7
Real Estate Debt Fund Co-investments	USA	1.5	2.9
Tax Credit Funds Co-investments	USA	1.8	3.1
Other		9.3	10.1
		808.4	**914.4**
Less: Provision for diminution in value		(21.8)	(25.7)
		786.6	**888.7**
Total other investments		**792.6**	**897.7**
12. Property, Plant and Equipment			
Land at Directors' valuation		**12.4**	**12.8**
Buildings and leasehold improvements at cost		60.3	50.9
Accumulated depreciation		(17.2)	(16.1)
		43.1	**34.8**
Plant and equipment at cost		154.2	166.6
Accumulated depreciation		(104.2)	(112.0)
		50.0	**54.6**
Leased plant and equipment at cost		1.1	1.5
Accumulated amortisation		(0.8)	(0.9)
		0.3	**0.6**
Total property, plant and equipment		**105.8**	**102.8**
13. Goodwill			
Goodwill[1]		773.9	815.6
Accumulated amortisation		(188.7)	(181.3)
Total goodwill		**585.2**	**634.3**
14. Management Agreements			
Management Agreements		63.5	63.5
Accumulated amortisation		(7.0)	(6.4)
Total management agreements		**56.5**	**57.1**

1 The movements mainly represent the acquisition of an additional 12.5% interest in Actus Lend Lease and foreign exchange movements.

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
15. Other Assets		
Current		
Prepayments	30.4	22.5
Deferred bid costs on projects at preferred bidder status	26.9	80.1
Net marked to market forward foreign exchange contracts	42.1	
Marked to market cross currency swap[1]	88.9	
Deferred Management Fee Revenue – Retirement by Design	6.0	6.0
Other	4.4	4.1
	198.7	**112.7**
Non Current		
Prepayments	7.1	7.5
Net marked to market forward foreign exchange contracts	9.0	3.5
Marked to market cross currency swap[1]		47.9
Deferred Management Fee Revenue – Retirement by Design	55.1	52.4
Other[2]	101.7	102.5
	172.9	**213.8**
Total other assets	**371.6**	**326.5**

1 The marked to market cross currency swap of A$88.9 million (June 2004 A$47.9 million) restates the foreign currency component of this hedge relating to the A$500.0 million medium term note due in July 2005.

2 Other non current totalling A$101.7 million includes A$95.3 million which was paid during the financial year ended 30 June 2003 to the Australian Taxation Office (ATO) in relation to an amended assessment issued for an Australian subsidiary for the year ended 30 June 1996. The amendment relates to the forward sale of 100 million Westpac shares pursuant to an agreement with County Natwest Securities Australia Limited and includes the payment of additional company tax of A$40.7 million, penalties of A$20.3 million and interest of A$34.3 million. The Directors are disputing the assessment which is now at the stage of appeal to the Federal Court. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the profit and loss account.

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
16. Creditors		
Current		
Trade creditors	1,452.5	1,608.9
Revenue in excess of costs (BIE)	686.9	737.5
Deposits received in advance[1]	98.4	102.6
Unearned premium reserve[2]	6.2	3.0
Insurance claim reserve (IBNR)[2]	1.3	1.5
Related party payables	0.7	6.1
Other	33.8	60.0
	2,279.8	**2,519.6**
Non Current		
Insurance claim reserve (IBNR)[2]	17.8	14.6
Related party payables	26.4	23.3
Other	34.8	13.5
	79.0	**51.4**
Total creditors	**2,358.8**	**2,571.0**

1 Deposits received in advance totalling A$98.4 million includes a £40.0 million (A$96.4 million) deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. The balance of sale proceeds will be received when the Centre is completed and sold in September 2005.

2 Unearned premium and insurance claim reserves (IBNR) relate to Lend Lease's wholly owned special purpose captive insurance subsidiary.

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
17. Borrowings and Financing Arrangements		
a. Borrowings		
Current - Commercial notes	824.7	357.1
Non Current - Commercial notes	4.1	504.9
Total borrowings	**828.8**	**862.0**
b. Finance Facilities		
Lend Lease operating businesses have access to the following lines of credit:		
Total Facilities Available		
Bank overdrafts	13.1	13.4
Bank credit facilities	698.0	72.7
Commercial notes	2,328.8	2,362.0
	3,039.9	**2,448.1**
Facilities Utilised at Balance Date		
Bank overdrafts		
Bank credit facilities		
Commercial notes	828.8	862.0
	828.8	**862.0**
Facilities Not Utilised at Balance Date		
Bank overdrafts	13.1	13.4
Bank credit facilities	698.0	72.7
Commercial notes	1,500.0	1,500.0
	2,211.1	**1,586.1**
Total facilities available	**3,039.9**	**2,448.1**
Bank Credit Facilities		
The amounts drawn from the various facilities at 31 December 2004 were:		
Unsecured Bank Loans		
US$70.0 million bank facility[1]		
£5.0 million bank facility[2]		
A$650.0 million bank facility[3]		
Total bank credit facilities	-	-
Commercial Notes		
MXN 35.4 million convertible notes[4]	4.1	4.9
A$500.0 million Lend Lease commercial paper[5]		
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005[6]	324.7	357.1
A$1.5 billion Lend Lease guaranteed note[7]	500.0	500.0
Total commercial notes	**828.8**	**862.0**
Total borrowings	**828.8**	**862.0**

1 This bank overdraft and letter of credit facility is used to finance working capital requirements for the US operations. At 31 December 2004, US$42.3 million (June 2004 US$28.1 million) of the facility was used for letters of credit. US$27.7 million (June 2004 US$41.9 million) is disclosed as available credit facilities.

2 This facility is used for short term working capital requirements primarily in the European business.

3 This facility is used for general corporate purposes and was established during merger discussions with GPT.

4 During December 2003 Lend Lease Equities issued an Obligacione to GMAC Commercial Mortgage (GMACCM) effectively selling the economic benefits of the convertible bond owned by Lend Lease Equities. The note has no recourse to Lend Lease, except to the extent that Lend Lease Equities or its partner takes any action that impairs the underlying cash flow of the convertible bond or fails to remit available net cash flow received by Lend Lease Equities.

5 Lend Lease has a A$500.0 million Australian commercial paper programme. The amount drawn under the facility at 31 December 2004 was A$Nil (June 2004 A$Nil), and its availability is subject to market conditions.

6 On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.

7 In 1999, Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi Issuer Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

17. Borrowings and Financing Arrangements continued

b. Finance Facilities continued

The following schedule profiles the 31 December 2004 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure[1]			Currency[2]		
	Fixed A$m	Floating A$m	Total A$m	US$ A$m	MXN A$m	Total A$m
Not greater than one year	561.7	263.0	824.7	824.7		824.7
Between one and five years		4.1	4.1		4.1	4.1
Total	**561.7**	**267.1**	**828.8**	**824.7**	**4.1**	**828.8**

1 Resulting interest rate exposure after interest rate swaps.
2 Resulting borrowings by currency, including currency swaps.

c. Financing Guarantees

Lend Lease is guarantor for bank loan facilities for US$1.0 million (A$1.3 million) for a US Senior Living project. (This guarantee was extinguished in February 2005).

Lend Lease is the guarantor of the progressive repayment of an A$24.2 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$7.5 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of an A$65.0 million bank loan facility for Olympic Village/Newington.

Lend Lease has given A$824.7 million (June 2004 A$857.1 million) of guarantees in support of utilised financing facilities included within the on balance sheet borrowings disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on balance sheet borrowings.

	Consolidated	
	December 2004 A$m	June 2004 A$m
18. Provisions		
Current		
Employee benefits	67.0	73.9
Construction risks[1]	102.2	119.3
Restructure provisions - REI businesses[2]	20.6	47.9
Employee termination provisions		
REI businesses	18.5	17.3
Other	10.6	12.8
Other	20.1	10.6
	239.0	**281.8**
Non Current		
Employee benefits	22.2	25.2
Employee termination	2.2	2.2
Other	8.4	9.9
	32.8	**37.3**
Total provisions	**271.8**	**319.1**

1 The construction risks provision of A$102.2 million mainly comprises a maintenance and warranty provision of A$65.2 million (June 2004 A$73.9 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to completed projects.
2 The REI restructuring provision of A$20.6 million (June 2004 A$47.9 million) was established to cover expenses relating to the restructuring of the REI business and primarily relates to rationalisation costs.

	Consolidated December 2004 A$m	June 2004 A$m
19. Other Interest Bearing Liabilities		
Current		
Bluewater lease liability	19.8	27.7
Finance lease liability	0.2	0.4
	20.0	**28.1**
Non Current		
Bluewater lease liability	189.9	211.0
Other	2.8	3.0
	192.7	**214.0**
Total other interest bearing liabilities	**212.7**	**242.1**
20. Other Non Interest Bearing Liabilities		
Current		
Deferred gain on foreign currency hedges	15.4	8.4
Deferred income	4.8	5.7
Deferred settlement on acquisition – controlled entities		10.3
Net marked to market forward foreign exchange contracts		2.5
Other	5.5	16.1
	25.7	**43.0**
Non Current		
Deferred gain on foreign currency hedges	9.1	3.5
Other	0.4	2.6
	9.5	**6.1**
Total other non interest bearing liabilities	**35.2**	**49.1**
21. Contributed Equity	**834.4**	**834.4**

	December 2004 No. of shares m	December 2004 A$m	June 2004 No. of shares m	June 2004 A$m
Ordinary shares issued at beginning of the financial period	400.2	834.4	438.6	816.4
Movements during the financial period				
Issues for:				
Dividend Reinvestment Plan (DRP)			1.7	17.9
Other				0.1
Share buybacks[1]	(1.6)		(40.1)	
Ordinary shares issued at end of the financial period	**398.6**	**834.4**	**400.2**	**834.4**

1 Payments made under the share buyback are recognised in Retained Profits (refer to Note 23) in accordance with UIG 22 "Accounting for the Buyback of No Par Value Shares".

As future dividends are likely to be unfranked or partly franked, the Company has suspended the Share Election Plan (effective 1 September 2003). While Lend Lease is undertaking an on market share buyback, the Company has also suspended the Share Purchase Plan (effective 1 September 2003) and the DRP (effective 1 October 2003).

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
22. Reserves		
Capital Reserve	**104.6**	**104.6**
Foreign Currency Translation Reserve		
Opening balance at beginning of the financial period	(32.7)	(62.0)
Currency fluctuation attributable to translation and hedging of self sustaining foreign operations	(10.1)	29.3
Closing balance at end of the financial period	**(42.8)**	**(32.7)**
Total reserves	**61.8**	**71.9**

Nature and Purpose of Reserves

Capital Reserve
The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve
The Foreign Currency Translation Reserve records the foreign currency differences net of income tax arising from the translation of self sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation.

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
23. Retained Profits		
Retained profits at beginning of the financial period	1,915.5	2,141.4
Net profit attributable to members of Lend Lease Corporation Limited	128.5	333.5
Share buyback	(17.0)	(399.8)
	2,027.0	**2,075.1**
Dividends paid	(103.7)	(159.6)
Retained profits at end of the financial period	**1,923.3**	**1,915.5**
24. Outside Equity Interests in Controlled Entities		
Outside equity interests in controlled entities comprise:		
Lend Lease Twin Waters (49%)	6.8	6.1
Lend Lease Rouse Hill (49%)	2.7	2.0
Actus Lend Lease (12.5%) (June 2004 25%)	2.1	5.8
Mirvac Olympic Village (33%)	1.6	
Other	0.3	0.2
	13.5	**14.1**
Represented by:		
Interest in retained profit at end of the financial period	4.7	3.9
Interest in share capital	8.8	10.2
Total outside equity interest	**13.5**	**14.1**

25. Contingent Liabilities

Lend Lease has the following contingent liabilities:

There are a number of legal claims and exposures which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise cannot be measured reliably at this time. The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

In certain circumstances, Lend Lease guarantees the due performance of particular Group entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Project and Construction Management businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

Lend Lease has provided guarantees in relation to certain tax credit funds syndicated by the HCI business (sold to MMA Financial on 1 July 2003). At this time, no payments are due or expected under these guarantees. Following the sale of the HCI businesses, the purchaser, MMA Financial has indemnified Lend Lease for these guarantees.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 17 Borrowings and Financing Arrangements.

In connection with the sale of the discontinued REI businesses, Lend Lease has provided warranties which include ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability arising from these representations and warranties, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing to consider a matter arising from the audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. From time to time issues have been raised by the ATO in respect of their audit and discussions occur regarding such matters. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

In November 2002 pursuant to the audit the ATO issued an amended assessment in connection with the 1996 forward sale agreement for Westpac shares. This is disclosed further in Note 15 Other Assets.

On 10 September 2004, proceedings were filed on behalf of a class including 14 individuals who worked on or near the World Trade Center site against a number of parties involved in the World Trade Center site clean up, including Bovis Lend Lease (BLL). Three were employees of the City of New York and 11 were employees of Con-Edison, a regulated utility that provided power in New York City. No employee of or any contractor engaged by BLL is currently a plaintiff in this action. These proceedings allege possible health issues that may have arisen from the work practices employed at the site. BLL believes it has fully complied with its obligations to its workers, and it also has the benefit of insurance cover provided through the City of New York and funded by the US Government. Under this policy, a one time paid-in premium of approximately US$1.0 billion has been provided to cover claims arising out of the debris removal activities at the World Trade Center site. No liability has been raised in respect of this matter.

26. International Currency Management and Financial Instruments

Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of revenues and expenses (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	December 2004		June 2004	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.734	0.770	0.714	0.700
Pounds Sterling	0.402	0.415	0.410	0.390
Euros	0.584	0.590	0.598	0.580
Singapore Dollars	1.230	1.260	1.220	1.180

Foreign Currency Risk

Lend Lease's policy is to manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result. A Financial Markets Risk Committee oversees the management of the Group's foreign currency exposures within the parameters of the Board approved currency risk management policy. Speculative trading is not undertaken.

Lend Lease uses both physical and derivative (mainly forward foreign exchange contracts) financial instruments to hedge its foreign currency exposures.

The majority of forward exchange contracts hedge specific foreign currency exposures including receivables, payables, revenues, expenses and intercompany transactions and loans. The contracts are converted using spot rates at balance date with unrealised gains and losses recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve. Exchange gains and losses on these contracts are accounted for in accordance with Lend Lease's accounting policy for foreign currency.

	Interest December 2004 %	Interest June 2004 %	Consolidated Share of Profit After Tax December 2004 A$m	Consolidated Share of Profit After Tax December 2003 A$m	Consolidated Book Value December 2004 A$m	Consolidated Book Value June 2004 A$m
27. Interest in Joint Venture Operations						
Project and Construction Management						
Manukau Wastewater Services (NZ)	20%	20%		0.5	12.2	11.6
Seaview Project Limited	50%	50%		0.9	4.1	3.9
			-	**1.4**	**16.3**	**15.5**

	Interest Acquired/ Disposed %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax[1] A$m
28. Controlled Entities				
December 2004				
Acquisitions				
Integrated Development Business				
International				
Actus Lend Lease	12.5%	1 Jul 04	25.9	(0.4)
Disposals				
Real Estate Investments[2]				
International				
Lend Lease Rosen Real Estate Securities, LLC	100.0%	24 Aug 04	37.3	0.9
Rosen Consulting Services	100.0%	1 Nov 04	2.1	0.2
Lend Lease Japan and Lend Lease Korea (International Distressed Debt Fund Platform)	100.0%	2 Dec 04		1.3
Project and Construction Management				
International				
Larry Smith, SA	100.0%	11 Nov 04	2.9	(0.3)
December 2003				
Acquisitions				
Integrated Property Development				
Australia				
Lend Lease Twin Waters Resort Pty Limited	51.0%	31 Oct 03	21.9	
Coeur de Lion Investments Pty Limited, (Coolum)	100.0%	22 Sep 03	31.1	0.1
Disposals				
Real Estate Investments				
International				
The HCI Businesses	100.0%	1 Jul 03	156.9	
Lend Lease Agri-Business, Inc	100.0%	30 Sep 03	72.4	
CapMark Services, India L.P.	100.0%	14 Jul 03	0.3	
LL REI GmbH	100.0%	26 Nov 03	0.2	

1 Excludes any intercompany transactions for the financial period.
2 Represents the controlled entities sold as part of the sale of the REI businesses.

29. Superannuation/Pension Funds

Lend Lease sponsors a number of pension/superannuation funds, details of which were included in the 30 June 2004 Annual Consolidated Financial Report. At 30 June 2004, of these funds, the Bovis UK Pension Scheme was the only defined benefit plan in deficit (£71.0 million; A$182.1 million).

A recent actuarial valuation of the fund as at 30 September 2004 values the deficit at £83.0 million (A$200.0 million).

Increased contributions from Lend Lease and employees, which have been in effect since July 2003, have been determined by the Actuary so as to eliminate the deficit over the average working life of the current membership. Lend Lease has no present obligation to make up the deficit and accordingly no provision has been raised for the deficiency at 31 December 2004.

	Consolidated December 2004 A$m	Consolidated December 2003 A$m
30. Discontinuing Operations		
Financial Performance of Discontinuing Operations		
Revenue from ordinary activities (excluding sale of operations)	43.8	106.4
Revenue from the sale of operations and investments	39.4	527.8
Total revenue from ordinary activities	**83.2**	**634.2**
Expenses from ordinary activities	(16.1)	(83.8)
Carrying amount of net assets of operations and investments sold	(20.8)	(511.4)
Disposal costs of operations and investments sold	(1.4)	(11.3)
Other exit gains	3.7	
Total expenses from ordinary activities	**(34.6)**	**(606.5)**
Share of net (loss)/profit of associates accounted for using the equity method	(0.1)	0.1
Profit before tax from ordinary activities[1]	**48.5**	**27.8**
Income tax expense relating to ordinary activities	(17.5)	(13.2)
Profit after tax from ordinary activities	**31.0**	**14.6**
Profit after tax attributable to outside equity interest		(0.9)
Profit after tax from ordinary activities attributable to members of Lend Lease Corporation Limited[1]	**31.0**	**13.7**
Cash Flow of Discontinuing Operations		
Net cash (outflow)/inflow from operating activities	(19.7)	70.1
Net cash inflow from investing activities	97.9	702.9
Net cash outflow from financing activities	(78.2)	(773.0)
Net cash	-	-

	Consolidated December 2004 A$m	Consolidated June 2004 A$m
Financial Position of Discontinuing Operations		
Current assets	7.7	30.4
Non current assets	369.3	477.8
Current liabilities	(65.8)	(134.9)
Non current liabilities	(16.9)	(11.7)
Net assets	**294.3**	**361.6**

1 The businesses sold during the period resulted in A$17.2 million profit before tax (A$10.1 million profit after tax).

31. Events Subsequent to Balance Date

Impact of Adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

The rules for the first time adoption to AIFRS are set out in AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards". In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet at transition date, being 1 July 2004. The standard allows a number of voluntary exemptions to this general principle to assist in the transition to reporting under AIFRS. The Lend Lease Group intends to elect the following exemptions contained within AASB 1 on transition to AIFRS:

Standard	Standard Name	Election Intended To Be Applied
AASB 3	Business Combinations	Prospective application elected
AASB 121	The Effects of Changes in Foreign Exchange Rates	Cumulative translation differences reset to zero on transition
AASB 2	Share Based Payment	No expense to profit or loss for both equity and cash settled share based payment transactions vested before 1 January 2005
AASB 132	Financial Instruments: Disclosure & Presentation	Comparative information not restated in December 2005 & June 2006 financial statements
AASB 139	Financial Instruments: Recognition & Measurement	Comparative information not restated in December 2005 & June 2006 financial statements
AASB 4	Insurance Contracts	Comparative information not restated in December 2005 & June 2006 financial statements
AASB 1023	General Insurance Contracts	Comparative information not restated in December 2005 & June 2006 financial statements

The Lend Lease Group is reviewing amendments made to AASB 119 "Employee Benefits" in December 2004, to determine whether it will elect to early adopt the revised standard.

The key potential implications of the conversion to AIFRS on the Lend Lease Group are set out below.

(a) Intangible Assets

Goodwill & Business Combinations
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. The fair value of the net identifiable assets acquired may change materially from that calculated under Australian Generally Accepted Accounting Principles (GAAP). This difference may arise due to the recognition of additional intangible assets, the recognition of the fair value of contingent liabilities and the recognition of additional deferred tax balances at the consolidated entity level due to changes in the Income Taxes standard. The business combinations standard provides examples of items acquired in a business combination that may be separately recognised as an intangible asset from goodwill. The examples relevant to the Lend Lease Group are: trademarks, trade names, production backlog, construction contracts, lease agreements and construction permits. The classifications between goodwill and intangible assets on future acquisitions may change materially, however, it is anticipated that there will be no reclassifications between intangible assets and goodwill on transition relating to the Bovis and Delfin acquisitions.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment of the associate. Also refer to section (b) Impairment for further details on impairment testing.

The consolidated entity intends to elect the exemption available in AASB 1 in relation to business combinations, therefore the classification and accounting treatment of business combinations that occurred prior to transition date are not expected to be restated in preparing the opening AIFRS balance sheet.

Management Agreements & Other Intangible Assets
Management agreements and other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. On transition to AIFRS, management agreements and other intangible assets are being reviewed to ensure they are capable of recognition under AASB 138 "Intangible Assets", and tested for impairment.

Amortisation
Amortisation is recognised on a straight-line basis over the estimated useful lives of the intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are not subject to amortisation but are tested for impairment annually. Other intangible assets are amortised from the date they are available for use.

31. Events Subsequent to Balance Date continued

Impact of Adopting Australian Equivalents to International Financial Reporting Standards (AIFRS) continued

(b) Impairment

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding investment property, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount. For goodwill, assets that have an indefinite useful life and intangible assets not yet ready for use, an impairment test is performed annually.

If there is any indication that an asset is impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined.

An impairment loss is recognised whenever the carrying amount of an asset, or its CGU exceeds its recoverable amount. Impairment losses are recognised in the income statement unless it relates to a revalued asset, when the impairment loss is treated in the same way as a revaluation decrease.

Impairment losses recognised in respect of a CGU are allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts.

(c) Investment Property

AIFRS permits one of the following methods to be applied to Lend Lease's investment property portfolio:

- measurement at fair value with subsequent changes in fair value recorded in the income statement; or
- measurement at cost depreciated over the useful life.

The elected method is likely to be the fair value method.

(d) Revenue

Revenue from the sale of goods requires additional conditions to be satisfied under AIFRS before recognition can occur. Revenue recognition is primarily determined by assessing whether the significant risks and rewards of ownership of the asset have transferred and the nature of any continuing involvement with the asset.

Revenue recognition on pre-sale residential projects will be deferred to settlement date rather than the percentage completion method currently adopted under UIG 53 "Pre-Completion Contracts for the Sale of Residential Development Properties", which the AASB has decided not to retain in the AIFRS environment.

Deferred consideration is required, under AASB 118 "Revenue", to be recognised at the date of sale as the present value of the consideration receivable. The present value is determined by discounting the instalments receivable at the imputed rate of interest and this interest element is recognised as interest revenue as it is earned.

A review of the Retirement by Design business and any impacts AIFRS may have on revenue and profit recognition commenced in 2004. The review focuses on whether the significant risks and rewards of ownership of the asset have transferred to the resident, and whether the operator's continuing managerial involvement is deemed significant so as to defer revenue and hence profit recognition. No conclusion has been reached at the date of writing of this report.

(e) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity, or in respect of a business combination, in which case it is recognised against goodwill.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill for which amortisation is not tax deductible, the initial recognition of assets and liabilities that affect neither accounting or taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. This recognition criteria replaces the virtual certainty test with respect to tax losses, and the beyond reasonable doubt test for all other deferred tax assets under current Australian GAAP. Whilst the test appears easier to pass under AIFRS, Lend Lease does not anticipate that it will record additional deferred tax assets due to the easing of the recognition criteria.

31. Events Subsequent to Balance Date continued

Impact of Adopting Australian Equivalents to International Financial Reporting Standards (AIFRS) continued

(f) Employee Benefits

Defined Benefit Plans
The Lend Lease Group's net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan asset is deducted.

Under Australian GAAP, defined benefit plans have been accounted for on a cash basis, with no defined benefit obligation of plan assets or liabilities recognised in the balance sheet. Under AASB 1, all actuarial gains and losses will be recognised in full at transition date through retained earnings. Lend Lease has two defined benefit superannuation/pension schemes requiring initial recognition under AIFRS, the Bovis UK Pension Scheme currently in deficit and the Lend Lease Superannuation Fund currently in surplus.

The AASB amended the employee benefits standard in December 2004 with respect to defined benefit plan obligations. The revised standard allows a choice from three options for the recognition of actuarial gains and losses:

- Option 1: full recognition through profit or loss;
- Option 2: full recognition directly in retained earnings; and
- Option 3: the "corridor" approach.

Lend Lease is reviewing the amendments to determine whether it will elect to early adopt the revised AASB 119 from 1 January 2005, or whether it will apply the standard from 1 January 2006. Lend Lease has not yet decided which option it will elect.

Share Based Payment
The fair value of equity or cash settled share based payments is required to be expensed to the profit or loss at grant date over the vesting period. Entities electing to apply the exemption within AASB 1 are not required to expense the fair value of equity or cash settled share based payments that vest before 1 January 2005.

Lend Lease does not currently utilise options. Lend Lease predominantly utilises cash settled share based payments under its short and long term incentive compensation plans, and occasionally retention payments. Lend Lease has funded some of these payments over several years from the unallocated pool of shares within the Lend Lease employee share plans. Lend Lease is reviewing whether the unallocated shares can be utilised in the AIFRS environment, and has currently suspended usage of the unallocated pool of shares effective 1 January 2005 until the review is complete. Lend Lease intends to utilise the exemption contained in AASB 1, which exempts an entity from expensing share based payments to the profit or loss for both equity and cash settled share based payment transactions that vest prior to 1 January 2005.

In December 2004, the AASB followed its equivalent UIG international body (SIC) by adopting amendments to UIG Interpretation 112 "Consolidation – Special Purpose Entities". The effect of the scope amendments is to include equity compensation plans, and exclude other long-term employee benefit plans from its scope. The amendment requires the company that has established employee benefit trusts for the purposes of a share-based payment plan to consider whether they control those vehicles, and hence should consolidate them. Lend Lease is currently reviewing all share plan vehicles it sponsors to determine whether they are equity compensation plans, and whether Lend Lease controls them in accordance with the principles contained in UIG 112. Lend Lease is also reviewing the International Accounting Standards Board's deliberations under its Consolidation Project.

(g) Foreign Currency

Financial Statements of Foreign Operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rate (or average rate) ruling at the date of the transaction. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The Lend Lease Group will be electing the option within AASB 1 to reset the foreign currency translation reserve to $nil on transition. The gain or loss on a disposal of any foreign operation post transition date shall exclude translation differences that arose before the date of transition to AIFRS and shall include later translation differences, in effect providing deemed historic foreign exchange rates as at the date of transition.

Goodwill and fair value adjustments arising from acquisitions post transition date are treated as assets of the acquired entity and therefore translated to Australian dollars at each reporting date.

Net Investment in Foreign Operations
Exchange differences arising from the translation of the net investment in foreign operations are taken to the translation reserve on consolidation. They are then released to the income statement on disposal versus retained earnings.

31. Events Subsequent to Balance Date continued

Impact of Adopting Australian Equivalents to International Financial Reporting Standards (AIFRS) continued

(h) Financial Instruments/Insurance Contracts

Lend Lease intends to elect the exemption in AASB 1 which does not require comparative information to be restated for AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement", AASB 4 "Insurance Contracts", and AASB 1023 "General Insurance Contracts". Therefore no adjustments are expected to be made in relation to these standards as at 31 December 2004, as the transitional adjustments will be made at 1 July 2005.

Lend Lease will therefore follow Australian GAAP accounting for financial instruments within the scope of AASB 132 and AASB 139 and insurance contracts within the scope of AASB 4 and AASB 1023 to 30 June 2005.

Hedging

Lend Lease currently uses derivative contracts to economically hedge exposures to interest rates and foreign currency. Under current Australian GAAP, all derivatives contracts are accounted for as hedges.

Under AIFRS, derivative contracts that do not qualify for hedge accounting will be required to have recognised any subsequent changes in fair value in the profit or loss. In order to qualify for hedge accounting, strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges.

Cash flow hedges are measured at fair value with changes in fair value recorded in equity, to the extent that the hedge is deemed effective until the hedged transaction occurs. Any ineffective portion is recorded in the profit or loss immediately. (Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges).

Fair value hedges are measured at fair value with changes in fair value recorded in the profit or loss. Any offsetting changes in fair value of the designated hedged item are also recorded in the profit or loss immediately.

Lend Lease anticipates that it will continue with its currency and interest rate risk management policies in the AIFRS environment. If Lend Lease's current risk management policies do not qualify for hedge accounting, unrealised gains and losses will be booked against the profit or loss each balance date as opposed to the balance sheet under AGAAP. Lend Lease is assessing whether it will qualify for hedge accounting.

Co-investments

Currently, equity co-investments in real estate funds are carried at the lower of cost or recoverable amount. In the AIFRS environment, these co-investments will be recognised as an available for sale asset in accordance with the Financial Instruments standard, at fair value with subsequent changes in fair value recorded in a revaluation reserve within equity.

(i) Service Concession Arrangements (Private Financing Initiatives)

There is currently no Australian (or AIFRS) standard that addresses service concession arrangements (otherwise known as Private Financing Initiatives or PFI's). The International Financial Reporting Interpretations Committee (IFRIC) will release three draft interpretations early 2005 addressing the accounting for service concession arrangements by the operator (the private entity). They will address how to determine the accounting model, how to account for the PFI using the Financial Asset Model or the Intangible Asset Model.

The Financial Asset Model is expected to be materially similar to current GAAP principles applied by the Lend Lease Group. Lend Lease will review the Interpretations when they are available in due course.

Directors' Declaration

In the opinion of the Directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 27 are in accordance with the Corporations Act 2001, including:

   a. giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the financial period ended on that date; and

   b. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001.

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 11 February 2005.

Signed in accordance with a resolution of Directors:

D A Crawford
Chairman

G A Clarke
Managing Director

KPMG

Independent review report to the members of Lend Lease Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Lend Lease Corporation Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises Lend Lease Corporation Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Lend Lease Corporation Limited is not in accordance with:

a) the Corporations Act 2001, including:

 i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

 ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

Partner

Sydney, 11 February 2005



Lend Lease

HALF YEAR RESULTS

December 2004

December 2004 Half Year Result
Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Core Businesses [1]	167.5	113.6
Discontinuing REI Businesses	18.7	13.7
	186.2	127.3
Non-core Investments	0.3	7.2
Net Corporate Costs [2]	(19.4)	(26.0)
Total Group Result before One-off Items	**167.1**	**108.5**
➢ Cost saving implementation	(25.3)	-
➢ GPT merger costs	(25.5)	-
➢ Net impact of REI exit	12.2	-
➢ Profit on sale of IBM GS Items	-	79.7
Reported Profit	128.5	188.2

(1) Excludes financing costs which are included in Net Corporate Costs
(2) Includes Group Treasury

December 2004 Half Year Result
Earnings Per Share / Dividends Per Share

Lend Lease

	Dec 2004	Dec 2003	Growth
Earnings per share (cents per share)			
➢ Total Group Result After Tax [(1)]	41.9	25.7	63%

	Dec 2004	Dec 2003
Dividends per share unfranked (cents per share)		
➢ Interim	28.0	18.0

(1) Excludes one-off items

December 2004 Half Year Result
Core Businesses

Lend Lease

Profit After Tax	Dec 2004 A$m	Dec 2003 A$m
Bovis Lend Lease	66.8	44.3
Integrated Development Businesses	49.4	24.4
Real Estate Investments	51.3	44.9
	167.5	113.6

Backlog GPM	Opening Backlog GPM at June 2004 [1] A$m	New Work Secured (GPM) at Dec 2004 A$m	Backlog GPM realised at Dec 2004 A$m	Closing Backlog GPM at Dec 2004 A$m
Bovis Lend Lease	486.0	428.8	(242.4)	672.4
PFI / PPP (Facilities Mgmt)	42.5	16.0	(1.8)	56.7
Actus Lend Lease	64.6	6.7	(7.5)	63.8
	593.1	451.5	(251.7)	792.9
Preferred Bidder				343.0
				1,135.9

(1) Adjusted for foreign exchange movements

December 2004 Half Year Result
Core Businesses – Diversity of Earnings

Lend Lease

Earnings by Activity


19%
21%
10%
29%
21%
Investment Income
Funds / Asset Management
Integrated Development
Construction - Lump Sum
Construction - Fee Based

Bovis Lend Lease
Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Asia Pacific	7.8	(18.0)
Americas	19.6	25.8
Europe	39.4	36.5
Total	66.8	44.3


Arndale Centre, Manchester


Peter Jones, Sloane Square, London

Bovis Lend Lease
Profitability Ratio

Lend Lease

	Dec 2004 %	Dec 2003 %
Profitability Ratio (1)		
➢ Asia Pacific	22	N/A (2)
➢ Americas	39	43
➢ Europe	52	46
Total	41	31



The Opus, New York

(1) Ratio of profit before tax to Realised GPM

(2) Asia Pacific incurred a loss at December 2003

Bovis Lend Lease
Backlog GPM

Lend Lease


A$m
700
600
500
400
300
200
100
0
$485m
$504m
$564m
$522m
$672m
June 01
June 02
June 03
June 04
Dec 04

Bovis Lend Lease
Key Profit Drivers

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
New Work Secured		
➢ Asia Pacific	44.5	46.2
➢ Americas	135.5	88.4
➢ Europe	248.8	112.7
Total	428.8	247.3



Torre de Cristal, Madrid

Integrated Development Businesses
Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Asia Pacific	38.0	35.8
Americas	(0.3)	3.1
Europe	11.7	(14.5)
	49.4	24.4



HM Treasury, London

Integrated Development Businesses Operating Highlights – Asia Pacific

Lend Lease

- Delfin Lend Lease PAT up 34% on Dec 03
- Delfin revenue and profit driven by higher average sales prices
- Lend Lease Development profit down on lower sales volume, but 3 high profile projects commenced construction



Rouse Hill Regional Centre, Sydney

Integrated Development Businesses
Operating Highlights – Americas

Lend Lease

- Actus Lend Lease continues to be a market leader in Military Housing Privatisation projects (24,600 lots secured / preferred in Backlog at December 2004)
- Small loss for first half whilst major projects are converted and construction then commences
- Hickam Air Force Base reached financial close early February
- Secured preferred bidder on 3 Marine Corps installations including :
  - Camp Lejeune, Jacksonville, North Carolina
  - Marine Corps Air Station Cherry Point, Havelock, North Carolina
  - Stewart Terrace, Newburgh, New York
- Forecast financial close on :
  - Army RCI, Hawaii by early March
  - Fort Drum, New York by mid 2005



Future Neighborhood Community Center
Hickam Air Force Base, Hawaii

Integrated Development Businesses Operating Highlights – Europe

Lend Lease

Retail

- Golden Square, Warrington now unconditional, progressing well
- Chapelfield, Norwich close to completion – profit emerging FY 2006

Urban Communities

- Greenwich Peninsula progressing very well
- Two new projects potentially double sales backlog

PFIs & PPPs

- Reached financial close on Leeds and Manchester hospital projects



Lilian Baylis Technology School
Lambeth, London

Real Estate Investments
Profit After Tax – Continuing Operations

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Asia Pacific	16.1	14.5
Europe	27.1	23.0
North America	8.1	7.4
	51.3	44.9



Bluewater, Kent



King of Prussia Mall, Pennsylvania

Real Estate Investments
Operating Highlights

Lend Lease

- PAT up 14% on increased investment income from Bluewater, King of Prussia and APIC
- Good increases in Bluewater and Overgate Centre valuations in UK
- Remain committed to actively managing GPT and wholesale funds in Australia / UK / Asia
- GPT's growth outlook with Lend Lease relationship remains best alternative for unitholders



Overgate, Dundee



Lend Lease

REGIONAL FOCUS

Asia Pacific & Americas

Asia Pacific & Americas Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Asia Pacific		
➢ Bovis Lend Lease	7.8	(18.0)
➢ Delfin Lend Lease	26.5	19.7
➢ Lend Lease Development	9.3	15.4
➢ Senior Living	2.2	0.7
➢ Real Estate Investments	16.1	14.5
	61.9	32.3
Americas		
➢ Bovis Lend Lease	19.6	25.8
➢ Actus Lend Lease	(1.8)	4.1
➢ Other Integrated Development Businesses	1.5	(1.0)
➢ Real Estate Investments (King of Prussia)	8.1	7.4
	27.4	36.3

Bovis Lend Lease
Asia Pacific

Lend Lease

- Backlog GPM A$72m at December 2004
- Rebuilding Backlog GPM in Australia will take time, as previously indicated
- No change in generally positive growth outlook for core Australian markets
- Continued focus on potential growth from current sectors:
  - Commercial, office, retail
  - Multi-sites
  - Residential
  - Government



126 Phillip Street, Sydney

Bovis Lend Lease Americas

Lend Lease

- Very well positioned for growth on record Backlog GPM of A$222m at December 2004
- Overall markets expected to grow by 30% over next 3 years
- Existing branch footprint well placed in core health, office, multi-family and education markets
- Almost US$500m in new contracts during January 2005



500 Atlantic Avenue, Boston

Integrated Development Businesses Asia Pacific
Delfin Lend Lease

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Gross Profit Margin		
➢ Queensland	24.3	21.2
➢ Victoria	13.0	11.9
➢ New South Wales	7.1	3.7
➢ South Australia / Northern Territory	4.9	2.9
➢ Rezoning Expenses	(2.3)	(2.3)
Total Gross Profit Margin	47.0	37.4
Net Overheads	(9.1)	(9.0)
Profit Before Tax	37.9	28.4
Profit After Tax	26.5	19.7



Caroline Springs
Melbourne

Integrated Development Businesses Asia Pacific
Delfin Lend Lease – Operations Review

Lend Lease

- Good profit growth on previous outstanding results
- Ability to change product mix to meet market
- Lots settled 1,563 (2,131 Dec 2003) but average sale price up 34% to A$137,000
- Gross sales value of lots settled A$213.8m (A$219m Dec 2003)
- Pre-sales lower but still strong at A$180m
- January enquiry levels the highest experienced over the last 15 months
- Owner / occupier market fundamentals remain strong



Springfield Lakes, SE Queensland

Integrated Development Businesses Asia Pacific
Delfin Lend Lease – Operations Review

Lend Lease

	Project	Region	Backlog lots at Dec 2004	Project life remaining
Projects Zoned	Nelson's Ridge	NSW	1,100	4 years
	St Marys	NSW	5,350	14 years
	Holroyd Gardens	NSW	50	2 years
	Forest Lake	SE Qld	300	1 year
	Springfield Lakes	SE Qld	9,650	10 years
	Varsity Lakes	SE Qld	550	3 years
	Waterford (Woodlands)	SE Qld	1,200	6 years
	Forest Gardens	FN Qld	650	7 years
	Riverside Gardens	FN Qld	450	2 years
	Caroline Springs	Vic	3,850	9 years
	Edgewater	Vic	800	3 years
	Pakenham	Vic	1,400	7 years
	Craigieburn	Vic	1,050	3 years
	Mawson Lakes	SA	1,250	5 years
	The Chase	NT	200	2 years
	Fairway Waters	NT	150	2 years
			28,000	
Projects Unzoned	Yarrabilba / Tanglewood	SE Qld	17,800	
	Calderwood	NSW	4,000	
Total Backlog			49,800	
Under exclusive negotiation			20,000	

Integrated Development Businesses Asia Pacific
Lend Lease Development – Operations Review

Lend Lease

	PAT A$m	
	Dec 2004	Dec 2003
Australia	13.4	14.4
Asia	(4.1)	1.0
	9.3	15.4

- Australian profitability held up well in face of tougher market
- Loss in Asia due to tax adjustment for prior period
- Focus on bringing major new projects on line – Rouse Hill, Twin Waters, Hyatt Coolum, Dock Five
- Sales Backlog 7,800 lots at Dec 2004 focused primarily on stronger South East Queensland and New South Wales markets

Integrated Development Businesses Asia Pacific
Senior Living – Operations Review

Lend Lease

No. of Villages	Location	Current Units	Backlog Units
6	Melbourne (5), Geelong (1)	1,117	14
3	Sydney	476	15
2	Brisbane	269	120
1	Adelaide	13	75
Delfin Projects	Various	N/A	376
		1,875	600

- Good platform for growth in emerging sector
- Earnings through deferred management fees on sale of units
- Excellent Backlog development capacity

Integrated Development Businesses Americas
Actus Lend Lease – Operations Review

Lend Lease

Base	Status	Estimated # of units	Estimated Capital Spend US$m	Contract Length
Fort Hood, Texas	Operational	5,900	346	50 years
Beaufort Military Complex, South Carolina	Operational	1,700	175	50 years
Fort Campbell, Kentucky	Operational	4,300	303	50 years
Hickam Air Force Base, Hawaii (1)	Operational	1,300	381	50 years
Army RCI, Hawaii	Preferred bidder	7,900	3,016	50 years
Fort Drum, New York	Preferred bidder	3,500	365	50 years
Marine Corps installations (2)	Preferred bidder	3,400	476	50 years
		28,000	5,062	

(1) Financial close in February 2005

(2) Includes Camp Lejeune, Jacksonville NC, Marine Corps Air Station Cherry Point, Havelock NC, and Stewart Terrace, Newburgh NY awarded January 2005

Real Estate Investments Asia Pacific
Wholesale Funds Management

12 month Total Return to 31 Dec 04
versus Relative Benchmark (BM)



APPF Retail
APPF Commercial
APPF Industrial
APPF BM
APIC 2
APIC 2 BM
REP 1
REP 1 BM
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
Total Return

APPF Benchmark (BM) is The Mercers Unlisted Property Index
APIC 2 Benchmark (BM) is absolute at 12% pa
REP 1 Benchmark (BM) is absolute at 15% IRR

Lend Lease

REGIONAL FOCUS

Europe, Middle East & Africa



EMEA
Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Bovis Lend Lease	39.4	36.5
Integrated Development Businesses		
➢ PFIs / PPPs	6.9	(11.6)
➢ Urban Communities	3.3	(0.8)
➢ Retail & Other	1.5	(2.1)
	11.7	(14.5)
Real Estate Investments	27.1	23.0
	78.2	45.0



Paddington Central, London

Bovis Lend Lease Backlog GPM
EMEA

Lend Lease

	Opening Backlog GPM at June 2004 A$m	New Work Secured (GPM) at Dec 2004 A$m	Backlog GPM realised at Dec 2004 A$m	Closing Backlog GPM at Dec 2004 A$m
Europe (1)	232.2	248.8	(102.8)	378.2

(1) Includes foreign exchange hedge adjustments

- Excellent Backlog GPM position following financial close on Manchester & Leeds hospitals and BP Global Alliance
- Core UK / Continental Europe markets remain strong
- New opportunities emerging in Eastern Europe and the Middle East



Terminal 3, Sheremetyevo Airport Moscow

Integrated Development Businesses Backlog GPM EMEA

Lend Lease

	Opening Backlog GPM at June 2004 [1] A$m	New Work Secured (GPM) at Dec 2004 A$m	Backlog GPM realised at Dec 2004 A$m	Closing Backlog GPM at Dec 2004 A$m
Facilities Management	42.5	16.0	(1.8)	56.7

(1) Adjusted for foreign exchange movements

- Facilities Management Backlog GPM up 33% after financial close of Leeds and Manchester hospital contracts
- Significant improvement in profit on recovery of A$16.4m in bid costs on Leeds and Manchester
- Currently bidding on 2 Healthcare, 1 Defence and 1 Education project in UK and Continental Europe



Romford Hospital, Essex

Integrated Development Businesses EMEA
Urban Communities – Operations Review

Lend Lease

- First profits generated from Greenwich Peninsula project
- Two new projects entrench Lend Lease as a leading UK communities developer
  1. Secured agreement with private landowner to masterplan / promote creation of new community in one of UK Government's nominated Growth Areas
     - Planning, authority approvals process and community consultation commence immediately
     - In excess of 5,000 new homes
     - A number of community-related retail, leisure and education facilities
     - Up to 1 million sq ft of commercial space
     - Significant recreational spaces
  2. Creation of First Base Partnership (FBP) to focus on UK Government's London Wide Initiative (LWI) to develop up to 15,000 key worker homes

Integrated Development Businesses EMEA
Urban Communities – Operations Review (cont)

Lend Lease

- First Base Partnership (FBP) :
  - Principal shareholders – Lend Lease, Elliot Lipton and Stanhope plc
  - FBP selected by English Partnerships as one of 3 partners to deliver London Wide Initiative (LWI)
  - Phase one of LWI targeting 4,000 homes over next 3 years (15,000 in the medium term)
  - Bovis Lend Lease is preferred construction partner for FBP
  - No major bid cost risk
  - Total market shortfall for affordable housing in London estimated at 500,000 homes
- Greenwich Peninsula, new masterplanned community project and Lend Lease's interest in FBP comprise in excess of 20,000 development lots to be delivered over next 10-20 years



Millennium Square, Greenwich

Integrated Development Businesses EMEA
Retail – Operations Review

Lend Lease

- Two development projects underway – Chapelfield, Norwich and Golden Square, Warrington
- Chapelfield, Norwich :
  - Now 70% leased, achieving minimum letting hurdle; expect nearly fully leased on completion
  - Scheduled completion date on program
- Golden Square, Warrington :
  - 50% co-investment with Performance Shopping Centre Partnership now unconditional
  - Lend Lease will provide A$50m equity initially and up to another A$80m during construction period (2005–2007)
  - Bovis Lend Lease undertaking construction
  - Lend Lease managing development and completed extension
- Other opportunities are being actively pursued



Golden Square, Warrington

Real Estate Investments EMEA
Operations Review

Lend Lease

Profit After Tax	Dec 2004 A$m	Dec 2003 A$m
Operational	3.1	1.5
Bluewater investment income	21.2	18.6
Other investment income	2.8	2.9
	27.1	23.0



Bluewater, Kent

- Bluewater valuation £1.82b (A$4.4b) at Dec 04
  – up 12%

Lend Lease

FINANCIAL REPORT



Discontinuing Operations
Profit After Tax

Lend Lease

	Dec 2004 A$m	Dec 2003 A$m
Operating earnings	2.6	15.9
Investment income	8.0	(0.3)
Sale of co-investments	8.2	-
Operating Profit	18.8	15.6

- Discontinuing operations' profit comprises co-investment income and profit on sale of co-investments
- Exit from REI Discontinuing Operations completed with the sale of:
  - Lend Lease Rosen (sold August 2004)
  - Rosen Consulting Group (sold November 2004)
  - International Distressed Debt platform (sold December 2004)
- Discontinuing co-investments book value at 31 December 2004 (A$262.3m)
- Lend Lease will exit these co-investments as funds wind down (2005 – 2009)

Cost Savings

Lend Lease

- Under proposed GPT merger A$60m after tax cost savings and synergies identified
- On a stand–alone basis expecting savings of around A$40m on an annualised basis
- Savings largely from a more efficient organisation structure
- Impact will reflect in increased operating earnings and lower corporate overheads
- Implementation costs of A$25m after tax incurred in the first half

Strong Financial Position

Lend Lease

- Cash at 31 December 2004 A$1.2b
- Borrowings at 31 December 2004 A$828.8m [(1)]
  - Gearing 14% (Gross Debt to Total Tangible Assets)
- Credit rating (Standard & Poor's / Moody's) : BBB / Baa2
- Interest coverage 9.9 times (target 6.0)

(1) Excludes capital component of Bluewater lease £82.2m (A$210m)

Dividend Policy

Lend Lease

- 28 cents per share unfranked
- 67% payout ratio, within policy range
- FY 2005 overall payout expected to be in 70 – 80% range
- Reviewing franking position
  - Expect to return to some level of franking during FY 2006

Foreign Currency Hedging

Lend Lease



USD exchange rate v hedged rate
AUD/USD exchange rate
AUD/USD hedge rate
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
0.45
30-Jun-99
30-Jun-00
30-Jun-01
30-Jun-02
30-Jun-03
30-Jun-04



GBP exchange rate v hedged rate
AUD/GBP exchange rate
AUD/GBP hedge rate
0.44
0.42
0.4
0.38
0.36
0.34
0.32
30-Jun-99
30-Jun-00
30-Jun-01
30-Jun-02
30-Jun-03
30-Jun-04

- Hedging of offshore earnings has reduced the impact of currency volatility.
- US$ earnings hedged:

	Range	Rate
FY 2005	100–60%	0.63
FY 2006	70–40%	0.66
FY 2007	40–10%	0.66

- GBP earnings hedged:

	Range	Rate
FY 2005	100–60%	0.39
FY 2006	70–40%	0.38
FY 2007	40–10%	0.38

Outlook

Lend Lease

- Strong first half result
- Well-positioned for FY 2005



Summary

Lend Lease

- Heightened confidence in existing strategy, irrespective of current offer for GPT
- Preference to pursue growth with GPT, but Lend Lease positioned to grow independently :
  - Urban Communities well-established in each market
  - UK Retail operations performing well, with new opportunities under negotiation
  - Positive wholesale funds flow and delivering competitive returns
- Board and management very confident of the future





Lend Lease

HALF YEAR RESULTS

December 2004